SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

MONOGRAM BIOSCIENCES, INC.

(Name of Subject Company)

MONOGRAM BIOSCIENCES, INC.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

60975U207

(CUSIP Number of Class of Securities)

William D. Young

Chief Executive Officer

Monogram Biosciences, Inc.

345 Oyster Point Blvd.

South San Francisco, California 94080

(650) 635-1100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq.

Steven M. Przesmicki, Esq.

Cooley Godward Kronish LLP

4401 Eastgate Mall

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a) Name and Address. The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates is Monogram Biosciences, Inc., a Delaware corporation (“Monogram” or the “Company”). The address of the principal executive offices of the Company is 345 Oyster Point Blvd., South San Francisco, California 94080, and its telephone number is (650) 635-1100.

(b) Securities. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, $0.001 par value per share, of the Company (the “Common Stock”). As of the close of business on June 22, 2009, there were 23,042,427 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

(a) Name and Address. The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9, are set forth in Item 1(a) above. The Company’s website is www.monogrambio.com. The website and the information on or connected to the website are not a part of this Schedule 14D-9, are not incorporated herein by reference and should not be considered a part of this Schedule 14D-9.

(b) Tender Offer. This Schedule 14D-9 relates to a tender offer by Mastiff Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), disclosed in a Tender Offer Statement on Schedule TO, dated July 1, 2009 (as amended or supplemented from time to time, and together with the exhibits thereto, the “Schedule TO”), to purchase all of the outstanding shares of Common Stock not owned by LabCorp, Purchaser or the Company at a purchase price of $4.55 per share, net to the seller in cash, without interest and subject to any tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 1, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which together with the Offer to Purchase constitute the “Offer”). The Schedule TO was filed with the Securities and Exchange Commission (the “SEC”) on July 1, 2009. Copies of the Offer to Purchase and Letter of Transmittal are being mailed together with this Schedule 14D-9 and filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of June 22, 2009 (the “merger agreement”), among LabCorp, Purchaser and the Company. The merger agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the merger agreement and in accordance with the relevant provisions of the Delaware General Corporation Law (the “DGCL”) and other applicable law, Purchaser will merge with and into the Company, with the Company being the surviving corporation (the “merger” and together with the Offer and the other transactions contemplated by the merger agreement, the “Contemplated Transactions”), and each share of Common Stock that is outstanding and that has not been accepted for purchase pursuant to the Offer (other than shares of Common Stock that are held by (i) the Company, LabCorp, Purchaser or any of their respective wholly-owned subsidiaries, which will cease to exist with no consideration to be paid in exchange therefor, and (ii) stockholders of the Company, if any, who properly perfect their appraisal rights under the DGCL) will be converted into the right to receive cash in an amount equal to the Offer Price. Upon the effective time of the merger (the “Effective Time”), the Company will become a wholly-owned subsidiary of LabCorp. A copy of the merger agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The initial expiration date of the Offer is midnight, New York City time, at the end of the day on Wednesday, July 29, 2009, subject to extension in certain circumstances as permitted by the merger agreement and applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and accompanying Letter of Transmittal.

According to the Schedule TO, the address of the principal executive offices of LabCorp and the Purchaser is 358 South Main Street, Burlington, North Carolina, 27215 and their telephone number is 336-229-1127.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule 14D-9, including in the Information Statement of the Company attached to this Schedule 14D-9 as Annex I hereto, which is incorporated by reference herein (the “Information Statement”), to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates; or (ii) LabCorp, Purchaser or their respective executive officers, directors or affiliates. The Information Statement is being furnished to the Company’s stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated under the Exchange Act, in connection with Purchaser’s right pursuant to the merger agreement to designate persons to the board of directors of the Company after acquiring a majority of the Common Stock pursuant to the Offer (such time hereinafter referred to as the “Acceptance Time”) other than at a meeting of the stockholders of the Company.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

(a) Arrangements between the Company and its Executive Officers, Directors and Affiliates.

The Company’s executive officers and the members of its board of directors may be deemed to have interests in the transactions contemplated by the merger agreement that may be different from or in addition to those of the Company’s stockholders generally. These interests may create potential conflicts of interest. The board of directors was aware of these interests and considered them, among other things, in reaching its decision to approve the merger agreement and the Contemplated Transactions.

For further information with respect to the arrangements between the Company and its executive officers, directors and affiliates described in this Item 3, please also see the Information Statement, including the information under the headings “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”; “Compensation Discussion and Analysis”; “Summary Compensation Table”; “Grants of Plan-Based Awards Table”; “Outstanding Equity Awards at Fiscal Year-End Table”; “Options Exercised and Stock Vested Table”; “Employment, Severance and Change of Control Agreements”; “Potential Payouts Upon Termination or Change in Control”; “Director Compensation Table”; and “Certain Relationships and Related Transactions, and Director Independence”.

Cash Payable for Outstanding Shares Pursuant to the Offer

If the directors and executive officers of Monogram who own shares of Common Stock tender their shares of Common Stock for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of Monogram. As of June 22, 2009, the directors and executive officers of Monogram beneficially owned, in the aggregate, 170,773 shares of Common Stock, excluding shares issuable upon exercise of options which are discussed below. If the directors and executive officers were to tender all 170,773 of those shares of Common Stock for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Purchaser, then the directors and officers would receive an aggregate of $777,016 in cash pursuant to tenders into the Offer. The beneficial ownership of shares of Common Stock held by each director and executive officer is further described in the Information Statement under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”.

The table below sets forth the number of shares held by the directors and executive officers of Monogram and the amount of cash consideration they will receive for those shares, assuming that the Effective Time was on June 22, 2009.

Executive Officer/Director	Number of Shares Owned(a)	Value of Shares Owned
William D. Young	68,064	$309,691
Alfred G. Merriweather	6,433	$29,270
Christos J. Petropoulos, Ph.D.	11,122	$50,605
Michael P. Bates, M.D.	7,996	$36,382
William J. Welch	3,476	$15,816
Kathy Hibbs	5,933	$26,995
Gordon Parry	1,748	$7,953
Jeannette Whitcomb, Ph.D.	17,839	$81,167
Patricia Wray	19,505	$88,748
William Jenkins, M.D.	—	—
Edmon R. Jennings	183	$833
Cristina H. Kepner	26,808	$121,976
John D. Mendlein, J.D., Ph.D.	—	—
David H. Persing, M.D., Ph.D.	1,666	$7,580
Christine A. White, M.D.	—	—
All directors and executive officers as a group (15 persons)	170,773	$777,016

(a)	Includes shares of Common Stock held in 401(k) Plan.

Acceleration of Option Vesting; Treatment of Options

Pursuant to the merger agreement, the Company will terminate the Company’s 2004 Equity Incentive Plan, as amended, the Virologic, Inc. 2000 Equity Incentive Plan, as amended, the Virologic, Inc. 1996 Stock Plan and the Amended and Restated ACLARA BioSciences, Inc. 1997 Stock Plan (collectively, the “Company Stock Plans”) effective as of the Effective Time. In addition, pursuant to the merger agreement and in accordance with the terms of the Company Stock Plans, each option to purchase Common Stock (a “Company Stock Option”) under the Company Stock Plans or otherwise outstanding that is outstanding as of immediately prior to the Effective Time, will become fully vested and exercisable in full prior to the Effective Time. Each Company Stock Option outstanding and unexercised immediately prior to the Effective Time shall, at the Effective Time, be canceled, and each holder thereof shall be entitled to receive from the surviving corporation immediately after the Effective Time, in exchange for the cancellation of such Company Stock Option, an amount in cash equal to the excess, if any, of (x) the Offer Price over (y) the per share exercise or “strike” price of such Company Stock Option less, for outstanding Company Stock Options issued under the ACLARA BioSciences, Inc. 1997 Stock Plan, $5.28 (which represents the contingent value right payment payable to such holders pursuant to that certain Agreement and Plan of Merger and Reorganization among ViroLogic, Inc., Apollo Acquisition Sub, Inc., Apollo Merger Subsidiary, LLC and ACLARA Biosciences, Inc., dated May 28, 2004) (such exercise price as so adjusted, the “Adjusted Exercise Price”), multiplied by the number of shares of Common Stock subject to such Company Stock Option immediately prior to the Effective Time (the “Option Spread Value”). Any unexercised Company Stock Option with an Adjusted Exercise Price equal to or greater than the Offer Price shall be canceled without payment.

On June 22, 2009, Monogram and William D. Young, the Company’s Chairman of the board of directors and Chief Executive Officer, entered into a letter agreement providing for the termination of options held by Mr. Young covering an aggregate of 83,332 shares of Common Stock without consideration if such options are not exercised prior to the Effective Time. This description is qualified in its entirety by reference to the full text of the Option Termination Letter, which is filed as Exhibit (e)(9) hereto and is incorporated herein by reference.

The table below sets forth information regarding the vested and unvested Company Stock Options held by the Company’s directors and executive officers as of June 22, 2009 that, if having an Adjusted Exercise Price per share less than the Offer Price, will be exchanged at the Effective Time into the right to receive the Option Spread Value. In addition, the table sets forth the Option Spread Value to which the holders of such Company Stock Options will be entitled to receive at the Effective Time. Pursuant to the terms of the merger agreement, the vesting of the unvested Company Stock Options will be accelerated in connection with the merger. The table below reflects the number of vested and unvested options held by the Company’s directors and executive officers, assuming the Effective Time occurs on June 22, 2009 and reflects the gross amount payable to the Company’s directors and executive officers for the Option Spread Value (without taking into account any applicable tax withholdings).

	Vested Options			Unvested Options			Total Option Spread Value
Name	Number of Shares Underlying Vested Options	Weighted Average Adjusted Exercise Price Per Share	Option Spread Value from Vested Options	Number of Shares Underlying Unvested Options	Weighted Average Adjusted Exercise Price Per Share	Option Spread Value from Unvested Options
William D. Young	641,137	$15.06	—	173,438	$5.06	$214,000	$214,000
Alfred G. Merriweather	176,644	$8.13	$105,680	60,433	$5.02	$74,900	$180,580
Christos J. Petropoulos, Ph.D.	168,714	$14.33	—	44,706	$5.36	$53,500	$53,500
Michael P. Bates, M.D.	104,334	$14.52	—	55,158	$5.29	$64,200	$64,200
William J. Welch	85,500	$12.37	—	66,164	$5.66	$74,900	$74,900
Kathy Hibbs	121,642	$12.62	—	60,434	$5.02	$74,900	$74,900
Gordon Parry	16,785	$9.07	—	64,047	$4.60	$85,600	$85,600
Jeannette Whitcomb, Ph. D.	100,971	$12.97	—	60,434	$5.02	$74,900	$74,900
Patricia Wray	70,617	$14.18	—	58,424	$4.91	$74,900	$74,900
William Jenkins, M.D.	28,954	$25.85	$3,120	2,042	$2.41	$4,370	$7,490
Edmon R. Jennings	27,288	$13.00	$3,120	2,042	$2.41	$4,370	$7,490
Cristina H. Kepner	28,954	$19.51	$3,120	2,042	$2.41	$4,370	$7,490
John D. Mendlein, J.D., Ph.D.	36,890	$7.77	$19,372	2,042	$2.41	$4,370	$23,742
David H. Persing, M.D., Ph.D.	28,954	$19.05	$3,120	2,042	$2.41	$4,370	$7,490
Christine A. White, M.D.	2,615	$3.87	$3,120	5,051	$4.37	$4,370	$7,490
All directors and executive officers as a group (15 persons)	1,639,999	$13.78	$140,652	658,499	$5.04	$818,020	$958,672

Change of Control Arrangements with Current Executive Officers

All of the Company’s executive officers are “at will” employees and their employment with the Company may be terminated by either the Company or the executive officer at any time, with or without cause.

If the Company terminates the employment of Mr. Young, the Company’s Chairman of the board of directors and Chief Executive Officer, for any reason other than for cause or if his employment is terminated due to his death or disability, then pursuant to Mr. Young’s employment agreement, Mr. Young (or his heirs) will be entitled to receive cash severance payments and other benefits provided he executes a waiver and general release in favor of the Company. The cash severance amount is the greater of $499,000 or his base salary, as well as twelve months health insurance coverage under the Consolidated Omnibus Budget Reconciliation Act (“COBRA”). The cash severance amount would be paid over a period of twelve months following the termination of his employment in accordance with the Company’s standard payroll procedures. If Mr. Young terminates his employment within 90 days following any constructive termination that occurs within 3 months prior to or 24 months following the effective date of a change in control, he would receive the greater of $499,000 or his base salary, plus the amount of the target bonus established for him for the last completed fiscal year and this severance payment would be paid in a lump sum upon the later of his delivery of an executed release to the Company or the effective date of the change in control.

For purposes of Mr. Young’s employment agreement, the consummation of the Offer will qualify as a change in control, and termination “for cause” generally means the unauthorized use or intentional disclosure of the Company’s confidential information or trade secrets, the material breach of his employment agreement or proprietary information agreement, the conviction of or a guilty or no contest plea to a felony, the misappropriation of Company assets or other acts of dishonesty, engaging in substance abuse that substantially impairs the performance of his duties or materially harms the Company’s reputation, engaging in an act of moral turpitude that materially harms the Company’s reputation, commencing employment with another employer without the board of directors’ prior consent, or material misconduct or gross negligence in the performance of his duties. Under Mr. Young’s employment agreement, “constructive termination” generally means without Mr. Young’s express written consent, a material adverse or inconsistent change in his responsibilities in connection with a change in control, a material reduction in his compensation, the Company’s relocation of Mr. Young to a place that is outside a 50 mile radius of the his current worksite, a reduction in his material compensation or employee benefits in connection with a change in control, a material breach by the Company of his employment agreement, or the failure of the surviving corporation or acquiror to assume his employment agreement in connection with the change in control.

Pursuant to a retention agreement entered into on June 30, 2009 between Mr. Young and the Company, Mr. Young will be entitled to receive the “constructive termination” cash severance payments described above in a lump sum upon the later of the tenth business day following the Acceptance Time or the expiration of the applicable rescission or revocation period applicable to the release required to be delivered by Mr. Young to the Company under his employment agreement, regardless of whether a covered termination (as defined in Mr. Young’s employment agreement) has occurred as of or prior to such time. Further, pursuant to such retention agreement, Mr. Young is entitled to receive the “termination without cause” COBRA benefits described above.

In addition to the foregoing termination benefits, the Company has entered into executive severance benefits agreements with Kathy Hibbs, Alfred Merriweather, William Welch and Patricia Wray that provide for certain payments upon such executive officers’ termination from the Company either by Monogram without cause (as defined in such agreements) or by the executive officer following any constructive termination (as defined in such agreements), in each case, that occurs within 3 months prior to or 24 months following the effective date of a change in control, of which the consummation of the Offer would qualify. The cash severance payments thereunder include an amount equal to such executive officer’s 2008 annual salary, plus the amount of the target bonus established for such executive officer for the last completed fiscal year. The cash severance payment would be paid in a lump sum upon the later of such executive officer’s delivery of an executed release to the Company or the effective date of the change in control. Each such executive officer would also receive twelve months health insurance coverage under COBRA in the event of termination from the Company either by Monogram without cause (as defined in such agreements) or by the executive officer following any constructive termination (as defined in such agreements), in each case, that occurs within 3 months prior to or 24 months following the effective date of a change in control.

Pursuant to retention agreements entered into with Ms. Hibbs and Ms. Wray on June 30, 2009, Ms. Hibbs and Ms. Wray will each be entitled to receive the “constructive termination” cash severance payments described above in a lump sum upon the later of the tenth business day following the Acceptance Time or the expiration of the applicable rescission or revocation period applicable to the release required to be delivered by each executive officer to the Company under the executive’s executive severance benefits agreement, regardless of whether a covered termination (as defined in the executive severance benefits agreements) has occurred as of or prior to such time.

Additionally, at the request of Labcorp, the Company has proposed to amend the existing executive severance benefits agreements with Dr. Michael Bates, Dr. Gordon Parry, Dr. Christos Petropoulos, and Dr. Jeannette Whitcomb. Pursuant to such proposed amendments, the cash severance payments upon such executive officers’ termination from the Company by Monogram without cause include an amount equal to two times such executive officer’s 2008 annual salary, plus the amount of the target bonus established for such executive officer for the last completed fiscal year; and the cash severance payments upon such executive officers’ termination from the Company by the executive officer following any constructive termination include an amount equal to such executive officer’s 2008 annual salary, plus the amount of the target bonus established for such executive officer for the last completed fiscal year. The cash severance payment will be paid in a lump sum upon such executive officer’s delivery of an executed release to the Company. Each such executive officer would also receive twelve months health insurance coverage under COBRA in the event of termination from the Company either by Monogram without cause or by the executive officer following any constructive termination, in each case, that occurs within 3 months prior to or 24 months following the effective date of a change in control, including the Merger. If the payments or benefits to any of these executive officers would constitute a “parachute payment” within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the “Code”), and otherwise be subject to the excise tax imposed by Section 4999 of the Code, then the executive officer would receive either: (i) the largest portion that would result in no portion of the payment being subject to the excise tax or (ii) the largest portion of the payment payable, up to the entire payment, whichever of these two amounts results in the executive officer’s receipt, on an after-tax basis, of the greater amount notwithstanding that all or some portion of the payments or benefits may be subject to the excise tax.

The following table shows the maximum potential amounts of all severance payments for each of the executive officers under employment and executive severance benefits agreements, including under signed agreements and under the proposed amendments to agreements with Dr. Bates, Dr. Parry, Dr. Petropoulos, and Dr. Whitcomb, assuming the termination of each executive officer’s employment without cause as of June 22, 2009 and assuming each executive officer receives payment of his or her COBRA premiums for the full severance period for which he or she is eligible. The amounts in the table do not include the acceleration of vesting of stock options which are separately described above in the section entitled “Acceleration of Option Vesting; Treatment of Options” and do not include retention bonuses that are separately described.

Name	Potential Cash Severance Payments under Proposed Agreements (includes Base pay and Bonus)(a)(b)	Potential Cash Severance Payments under Signed Agreements (includes Base pay and Bonus)(a)		Potential COBRA Payments(c)		Total Potential Severance Payments (including COBRA)
William D. Young	—	$673,650	(d)	$14,000	(e)	$687,650
Alfred G. Merriweather	—	$377,000		$20,275		$397,275	(e)
Christos J. Petropoulos, Ph.D.	$646,760	$365,560		$6,813		$653,573
Michael P. Bates, M.D.	$726,800	$410,800		$20,275		$747,075
William J. Welch	—	$403,000		$20,275		$423,275
Kathy Hibbs	—	$377,000		$17,811		$394,811
Gordon Parry	$506,000	$286,000		$14,000		$520,000
Jeannette Whitcomb, Ph.D.	$556,600	$314,600		$14,000		$570,600
Patricia Wray	—	$305,890		$8,224		$314,114
All executive officers as a group (9 persons)	$2,436,160	$3,513,500		$135,673		$4,708,373

(a)	For executive officers other than Mr. Young, this amount is computed by using each executive’s 2008 annual base salary and the 2008 target bonus established for such executive pursuant to the Executive Severance Benefits Agreements dated December 18, 2008 between the Company and such executives, or pursuant to proposed amendments to existing agreement with such executives. For Mr. Young, this amount represents $499,000 plus the 2008 target bonus of 35%, pursuant to the Second Amended and Restated Employment Agreement dated December 18, 2008 between the Company and Mr. Young.
(b)	Severance amounts in proposed agreements would replace (and not be in addition to) the severance under signed agreements.
(c)	Severance payments related to COBRA premiums are estimated based on the current COBRA coverage available under the Company’s health and medical plan.
(d)	Mr. Young is not entitled to payment of the 2008 target bonus in the event his employment is terminated by the Company or if his employment is terminated by death or permanent disability.

(e)	Mr. Young is not entitled to COBRA payments upon a “constructive termination” as described above.
(f)	Excludes additional payment up to $15,000 in outplacement services and continuation of the same life insurance coverage for twelve months pursuant to the Change in Control Agreement dated January 2, 2003 between ACLARA Biosciences, Inc. and Mr. Merriweather.

The description above is qualified in its entirety by reference to Mr. Young’s employment agreement, the form of executive severance benefits agreements and the form of retention agreement (as applicable) with each of the executive officers, which are filed as Exhibits (e)(3) through (e)(5) hereto and are incorporated herein by reference.

401(k) Plan

The Company has put in place a 401(k) Plan for the benefit of certain of its employees, including its executive officers, qualified to participate thereunder. Under the 401(k) Plan, the Company has made matching contributions in the form of shares of Common Stock based on each participant’s voluntary salary deferrals, subject to limits under the plan and applicable law. Those shares are contributed at the end of each calendar year or, if the plan is terminated, the plan termination date. Pursuant to the merger agreement, if requested by Purchaser, the 401(k) Plan will be terminated effective as of the Acceptance Time. Subsequent to such 401(k) Plan termination, the Company will make a matching contribution to the 401(k) Plan in the form of cash.

The following table shows the potential amount of the matching contribution that will be payable in cash for the benefit of each of the executive officers upon termination of the 401(k) Plan.

Name	Potential Amount of Matching Contribution ($)
William D. Young	$5,500
Alfred G. Merriweather	$2,000
Christos J. Petropoulos, Ph.D.	—
Michael P. Bates, M.D.	$4,938
William J. Welch	$2,062
Kathy Hibbs	$4,125
Gordon Parry	$2,200
Jeannette Whitcomb, Ph.D.	$4,125
Patricia Wray	$5,500
All executive officers as a group (9 persons)	$30,450

Retention Payments

On June 30, 2009, the Company entered into retention agreements with Mr. Young, Ms. Hibbs and Ms. Wray that provide for certain payments if each executive officer continues to perform those duties reasonably assigned to him or her in connection with the operations of the Company and remains employed with the Company through the date that is 90 days after the Acceptance Time or has a qualifying termination of his or her employment prior to that date. The above description is qualified in its entirety by reference to the full text of the Form of Retention Agreement, which is filed as Exhibit (e)(5) hereto and is incorporated herein by reference.

Additionally, at the request of LabCorp, the Company has proposed to amend the executive severance benefits agreements with Dr. Bates, Dr. Parry, Dr. Petropoulos and Dr. Whitcomb to provide for certain payments in two installments if each executive officer remains employed by the Company, or at the request of LabCorp, by LabCorp or another affiliate of LabCorp, through the close of business on the one-year anniversary and two-year anniversary of the date of the Acceptance Time. The executives, the Company and LabCorp are discussing the right to receive retention bonuses in the event of a “constructive termination” or a termination without cause.

Employee Stock Purchase Plan

Pursuant to the merger agreement, subject to consummation of the merger, the 2000 Employee Stock Purchase Plan (the “ESPP”) will terminate, effective immediately before the closing of the merger. The ESPP has been suspended and no new offering will be commenced under the ESPP.

Summary of Certain Payments and Benefits Relating to the Offer

The table below contains a summary of the value of certain material payments and benefits payable to Monogram’s directors and executive officers described in this section under the heading “Arrangements between the Company and its Executive Officers, Directors and Affiliates.” The table includes the value of cash severance payments, the Option Spread Value for Company Stock Options, the value of retention payments, the value of matching contributions payable in cash under the 401(k) Plan, and the value of shares owned assuming the executive officers tender all of the shares of Common Stock owned by them. Amounts shown in the table are estimates. The estimated retention payment amounts assume, among other things, that each qualifying executive officer will receive the maximum amount of retention payment under his or her retention agreement or executive severance benefits agreement. All other amounts are based on, among other things, that each executive officer’s and director’s compensation, stock holdings and option holdings as of June 22, 2009, and assume that each qualifying executive officer will receive the maximum amount of severance payments under his or her employment agreement or executive severance benefits agreements, including the amounts payable under the proposed amendments to the executive severance benefits agreements with Dr. Bates, Dr. Parry, Dr. Petropoulos, and Dr. Whitcomb. These estimates will not be used to determine actual benefits paid, which will be calculated in accordance with terms of the related agreement, plan or arrangement and may materially differ from these estimates.

Executive Officer/Director	Severance Payments		Option Spread Value from Vested Options	Option Spread Value from Unvested Options	Retention Payments		Potential Amount of Matching Contribution	Value of Shares Owned	Total
William D. Young	$687,650		—	$214,000	$50,000		$5,500	$309,691	$1,266,841
Alfred G. Merriweather	$397,275		$105,680	$74,900	—		$2,000	$29,270	$609,125
Christos J. Petropoulos, Ph.D.	$653,573	(a)	—	$53,500	$175,000	(a)	—	$50,605	$932,678
Michael P. Bates, M.D.	$747,075	(a)	—	$64,200	$175,000	(a)	$4,938	$36,382	$1,027,595
William J. Welch	$423,275		—	$74,900	—		$2,062	$15,816	$516,053
Kathy Hibbs	$394,811		—	$74,900	$25,000		$4,125	$26,995	$525,831
Gordon Parry	$520,000	(a)	—	$85,600	$175,000	(a)	$2,200	$7,953	$790,753
Jeannette Whitcomb, Ph. D.	$570,600	(a)	—	$74,900	$175,000	(a)	$4,125	$81,167	$905,792
Patricia Wray	$314,114		—	$74,900	$25,000		$5,500	$88,748	$508,262
William Jenkins, M.D.	—		$3,120	$4,370	—		—	—	$7,490
Edmon R. Jennings	—		$3,120	$4,370	—		—	$833	$8,323
Cristina H. Kepner	—		$3,120	$4,370	—		—	$121,976	$129,466
John D. Mendlein, J.D., Ph.D.	—		$19,372	$4,370	—		—	—	$23,742
David H. Persing, M.D., Ph.D.	—		$3,120	$4,370	—		—	$7,580	$15,070
Christine A. White, M.D.	—		$3,120	$4,370	—		—	—	$7,490
All directors and executive officers as a group (15 persons)	$4,708,373		$140,652	$818,020	$800,000		$30,450	$777,016	$7,274,511

(a)	Represents severance and retention payments pursuant to proposed amendment to the executive’s executive severance benefits agreement.

Director and Officer Exculpation, Indemnification and Insurance

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. The Company has included in its certificate of incorporation, as amended and restated (the “Charter”) and its bylaws, as amended and restated (the “Bylaws”), provisions to eliminate the personal liability of its directors and executive officers for monetary damages to the fullest extent under DGCL, subject to specified limitations, and is required to advance expenses to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director or executive officer, of the Company, or is or was serving at the request of the Company as a director or executive officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefore and delivery, if required by DGCL, of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified pursuant to the DGCL, the Charter or the Bylaws.

The Company also has entered into indemnity agreements with each of its directors and executive officers. These agreements generally require the Company to indemnify its directors and executive officers against any and all expenses (including, without limitation, all attorneys’, witness, or other professional fees and related disbursements, premiums, security for and other costs relating to any bonds, and other out-of-pocket costs of whatever nature) actually and reasonably incurred by such director or executive officer in connection with the investigation, defense or appeal of a proceeding, whether actual or threatened (including expenses of a derivative action), or establishing or enforcing a right to indemnification under his or her indemnity agreement, the DGCL or otherwise, and amounts paid by such director or executive officer in settlement of any proceeding and any judgments, damages, liabilities, losses, penalties, taxes, and fines levied against him or her in connection with any proceeding. Notwithstanding the foregoing, the Company is not obligated to indemnify such director or executive officer in certain circumstances, including in connection with any proceeding resulting in a final judgment or other final adjudication that such director’s or executive officer’s conduct was in bad faith, knowingly fraudulent or deliberately dishonest or constituted willful misconduct. Under the indemnity agreements, all expenses incurred by one of the Company’s directors or executive officers in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the Company upon delivery to the Company of an undertaking, by or on behalf of the director or executive officer, to repay all advanced amounts if it is ultimately determined that the director or executive officer is not entitled to be indemnified by the Company under his or her indemnity agreement. The indemnity agreements also set forth certain procedures that will apply in the event any of the Company’s directors or executive officers brings a claim for indemnification under his or her indemnity agreement. This description of the indemnity agreements entered into between the Company and each of its directors and executive officers is qualified in its entirety by reference to the form of indemnity agreement filed as Exhibit (e)(2) hereto, which is incorporated herein by reference.

From and after the Effective Time, LabCorp will, and will cause the surviving corporation in the merger for not less than six years after the date of the closing of the merger (the “Closing Date”) to keep in effect in the Company’s Charter and Bylaws all provisions at least as favorable as the provisions in the Company’s Charter and Bylaws on the date of the merger agreement that provide for exculpation of director or officer liability and indemnification (and advancement of expenses related thereto) of the past and present officers, directors, employees, fiduciaries and agents of the Company, except as limited by applicable law, which provisions shall not be amended during such six year period except as either required by applicable law or to make changes permitted by applicable law that would enhance the rights of past or present officers and directors to exculpation, indemnification or advancement of expenses.

The Company will obtain a prepaid tail policy prior to the Acceptance Time, which policy will cover the Company’s directors and executive officers under the existing directors and officers’ liability insurance policy for events occurring prior to the Closing Date on substantially the same terms of such existing insurance, for a period ending no earlier than the sixth anniversary of the Closing Date.

Representation on the Board of Directors

The merger agreement provides that, after the Acceptance Time, Purchaser will be entitled to elect or designate to serve on the board of directors the number of directors (rounded up to the next whole number) determined by multiplying the total number of directors on the board of directors (giving effect to the directors elected or designated by Purchaser pursuant to this sentence) by a fraction having a numerator equal to the aggregate number of shares of Common Stock then beneficially owned by LabCorp or Purchaser (including shares of Common Stock accepted for payment pursuant to the Offer and any shares of Common Stock issued in connection with Purchaser’s exercise of its Top-Up Option (as defined below)), and having a denominator equal to the total number of shares of Common Stock then issued and outstanding. Upon request from Purchaser, Monogram has agreed to take all actions reasonably necessary, including seeking and accepting resignations of incumbent directors, and if such resignations are not obtained, increasing the size of the board of directors, to enable Purchaser’s designees to be elected or designated to the board of directors. From and after the Acceptance Time, to the extent requested by Purchaser, Monogram must also use commercially reasonable efforts to cause the individuals designated by Purchaser to constitute the number of members (rounded up to the next whole number), as permitted by applicable law and the Nasdaq Marketplace Rules, on each committee of the board of directors that represents at least the same percentage as individuals designated by Purchaser represent on the board of directors.

In the event that Purchaser directors are elected or designated to the board of directors, the merger agreement provides that until the Effective Time, the Company will cause the board of directors to maintain three directors who were directors prior to the execution of the merger agreement, each of whom shall be an “independent director” under the Nasdaq Marketplace Rules and eligible to serve on the Company’s audit committee under the Exchange Act and the Nasdaq Marketplace Rules and at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K and the instructions thereto (the “Continuing Directors”). If any Continuing Director is unable to serve due to death, disability or resignation, the Company will take all necessary action (including creating a committee of the board of directors) so that the remaining Continuing Director(s) shall be entitled to elect or designate another person (or persons) who satisfies the foregoing independence requirements to fill such vacancy, and such person (or persons) shall be deemed to be a Continuing Director for purposes of the merger agreement.

After Purchaser’s designees constitute a majority of the board of directors prior to the Effective Time, then the affirmative vote of a majority of the Continuing Directors shall (in addition to the approvals of the board of directors or the stockholders of the Company as may be required by the Charter of Monogram, the Bylaws or applicable law), be required for the Company to:

•	amend or terminate the merger agreement;

•

exercise or waive of any of Monogram’s rights, benefits or remedies thereunder if such action would adversely affect, or would reasonably be expected to adversely affect, the Company’s stockholders (other than LabCorp or Purchaser);

•	amend Monogram’s Charter or Bylaws if such action would adversely affect the Company’s stockholders (other than LabCorp or Purchaser); or

•

take any other action of the board of directors under or in connection with the merger agreement if such action would adversely affect, or would reasonably be expected to adversely affect, the Company’s stockholders (other than LabCorp or Purchaser).

The foregoing summary concerning representation on the board of directors does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which has been filed as Exhibit e(1) hereto and is incorporated herein by reference.

Affected Employees

In addition, upon the Effective Time, LabCorp will (i) cause its service or benefit plan providers that are group health plans, to the extent it is lawful, to waive for individuals who continue to remain employees following the Effective Time (the “Continuing Employees”) any period of limitation on coverage due to pre-existing conditions under the applicable health benefits plan of LabCorp, (ii) waive any eligibility waiting periods and evidence of insurability requirements to the extent waived under Monogram’s plans, and (iii) credit each Continuing Employee with all deductible payments or out-of-pocket expenses paid by such employee prior to the Effective Time for the purpose of determining deductibles paid and out-of-pocket caps for such year.

The foregoing summary of the Continuing Employee’s benefits does not purport to be complete and is qualified in its entirety by reference to the merger agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

(b) Arrangements with Purchaser and LabCorp and its Affiliates.

Merger Agreement

The summary of the material provisions of the merger agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the merger agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

The merger agreement is filed as an exhibit to this Schedule 14D-9 and is incorporated herein by reference to provide information regarding its terms. The merger agreement contains representations and warranties that the Company, LabCorp and Purchaser made to (and solely for the benefit of) each other as of specific dates. The assertions embodied in such representations and warranties are qualified by information contained in the confidential disclosure schedule that the Company delivered in connection with signing the merger agreement. Accordingly, such representations and warranties may not be relied on as characterizations of the actual state of facts or circumstances because they were only made as of the date of the merger agreement and are modified in important part by the underlying disclosure schedule. Moreover, information concerning the subject matter of such representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Confidentiality Agreement

On November 20, 2008, the Company and LabCorp entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, both parties mutually agreed that, subject to certain exceptions, any information regarding themselves and their respective subsidiaries and affiliates furnished to the other party or to its representatives would be used by such receiving party and their respective representatives solely for the purpose of considering, evaluating and negotiating a possible transaction between LabCorp and the Company and would be kept confidential except as provided in the Confidentiality Agreement. Additionally, both parties further agreed that, subject to certain exceptions, neither party would hire for employment any employee of the other party prior to November 20, 2009.

Such summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(6) hereto and is incorporated herein by reference.

(c) Arrangements among LabCorp, the Purchaser, and Certain Executive Officers and Directors of the Company.

Pursuant to the terms of support agreements with the members of the board of directors, each member of the board of directors (except for the Chief Executive Officer of the Company) agreed, in his or her capacity as a stockholder of the Company, among other things, (i) to tender or cause to be tendered in the Offer all shares of

Common Stock beneficially owned or subsequently acquired by him or her, (ii) not to withdraw the shares of Common Stock tendered by him or her in the Offer prior to the termination of the support agreement, (iii) to vote in favor of adoption and approval of the merger agreement and the Contemplated Transactions, including the merger and against approval of any proposal (including a “takeover proposal,” as defined in the merger agreement) opposing to or in competition with the Contemplated Transactions, including the merger. As of June 22, 2009, the outstanding shares of Common Stock subject to the support agreements with the members of the board of directors represented less than 1% of the total outstanding shares of Common Stock and less than 1% of shares of Common Stock outstanding on a fully diluted basis. Each of the support agreements with the members of the board of directors is substantially the same as the Form of Support Agreement (Board), which is included as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated herein by reference.

Pursuant to the terms of support agreements with the executive officers of the Company, each of the executive officers of the Company (including the Chief Executive Officer) agreed, in his or her capacity as a stockholder of the Company, among other things, to vote in favor of adoption and approval of the merger agreement and the Contemplated Transactions, including the merger and against approval of any proposal (including a takeover proposal) opposing to or in competition with the Contemplated Transactions, including the merger. The support agreements with the executive officers of the Company do not require the executive officers to tender their shares into the offer. Each of the support agreements with the executive officers of the Company is substantially the same as the Form of Support Agreement (Executive Officers), which is included as Exhibit (e)(8) to this Schedule 14D-9 and is incorporated herein by reference.

Pursuant to the terms of the proposed amendments to the executive severance benefits agreements with Dr. Bates, Dr. Parry, Dr. Petropoulos and Dr. Whitcomb, the cash severance payments provided by the Company upon such executive officers’ termination by the Company without cause (as defined in such proposed amendments) include an amount equal to two times such executive officer’s 2008 annual salary, plus the amount of the target bonus established for such executive officer for the last completed fiscal year; and the cash severance payments upon such executive officers’ termination from the Company by the executive officer following any constructive termination (as defined in such proposed amendments) include an amount equal to such executive officer’s 2008 annual salary, plus the amount of the target bonus established for such executive officer for the last completed fiscal year. The cash severance payment would be paid in a lump sum upon such executive officer’s delivery of an executed release to the Company. Each such executive officer would also receive twelve months health insurance coverage under COBRA in the event of termination from the Company either by Monogram without cause or by the executive officer following any constructive termination, in each case, that occurs within 3 months prior to or 24 months following the effective date of a change in control including the merger. If the payments or benefits to any of these executive officers would constitute a “parachute payment” within the meaning of Section 280G of the Code, and otherwise be subject to the excise tax imposed by Section 4999 of the Code, then the executive officer shall receive either: (i) the largest portion that would result in no portion of the payment being subject to the excise tax or (ii) the largest portion of the payment payable, up to the entire payment, whichever of these two amounts results in the executive officer’s receipt, on an after-tax basis, of the greater amount notwithstanding that all or some portion of the payments or benefits may be subject to the excise tax. In addition, the proposed amendments to the executive severance benefits agreements provide for certain payments in two installments if each executive officer remains employed by the Company, or at the request of LabCorp, by LabCorp or another affiliate of LabCorp, through the close of business on the one-year anniversary and two-year anniversary of the date of the Acceptance Time. For additional information on the proposed amendments to the executive severance benefits agreements, please also see descriptions in Section (a) of this Item 3 under the headings “Change of Control Arrangements with Current Executive Officers”, “Retention Payments” and “Summary of Certain Payments and Benefits Relating to the Offer”.

Pursuant to the terms of the Retention Agreements with Mr. Young, Ms. Hibbs and Ms. Wray, the Company will provide certain payments if each executive officer continues to perform those duties reasonably assigned to him or her in connection with the operations of the Company and remains employed with the Company through the date that is 90 days after the Acceptance Time or has a qualifying termination of his or her employment prior to that date. Mr. Young, Ms. Hibbs and Ms. Wray will each be entitled to receive the cash severance payments upon constructive termination (as defined in his or her severance benefits agreement) in a lump sum upon the later of the tenth business day following the Acceptance Time or the expiration of the applicable rescission or revocation period applicable to the release delivered by each executive officer to the Company, regardless of whether a covered termination (as defined in the executive severance benefits agreements, as amended) has occurred as of or prior to such time. For additional information on the retention agreements, please also see descriptions in Section (a) of this Item 3 under the headings “Change of Control Arrangements with Current Executive Officers”, “Retention Payments” and “Summary of Certain Payments and Benefits Relating to the Offer”. Each of the Retention Agreements is substantially the same as the Form of Retention Agreement, which is included as Exhibit (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Item 4.	The Solicitation or Recommendation.

On June 22, 2009, the board of directors unanimously (i) determined that the merger agreement, the merger and the Offer and the transactions contemplated thereby are fair to and in the best interests of Monogram and its stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the Offer, the merger and the Top-Up Option and (iii) recommended that Monogram’s stockholders accept the Offer, tender their shares to the Purchaser pursuant to the Offer, and, if required by applicable law, adopt the merger agreement.

A joint press release, dated June 23, 2009, issued by Monogram and LabCorp announcing the Offer, is included as Exhibit (a)(1)(H) to this Schedule 14D-9, respectively, and is incorporated herein by reference.

(i) Background of Offer

The following information was prepared by LabCorp and Monogram. Information about Monogram was provided by Monogram, and neither LabCorp nor the Purchaser takes any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which LabCorp or its representatives did not participate. Information about LabCorp and the Purchaser was provided by LabCorp and the Purchaser, and Monogram does not take any responsibility for the accuracy or completeness of such information regarding meetings or discussions in which Monogram or its representatives did not participate.

Monogram is a life sciences company focused on the development of molecular diagnostic products that guide and target the most appropriate treatments. Over the last several years, Monogram has built its business based on the personalized medicine approach to human immunodeficiency virus (“HIV”) with drug resistance testing products and, more recently, with a unique patient selection test, Trofile. With the commercialization in 2008 of the first product based on Monogram’s proprietary VeraTag™ technology, Monogram has begun to utilize its experience and infrastructure built in the HIV market to the larger market opportunity in cancer. As part of Monogram’s ongoing strategic planning process, and in light of Monogram’s capital resources and its ongoing capital requirements in seeking to develop, obtain marketing approval for and commercializing of Monogram’s proprietary VeraTag™ technology, Monogram regularly reviews its cash position and anticipated use of cash resources, and explores its potential financing and strategic alternatives.

Monogram has $55 million in convertible debt outstanding at its maturity. The maturity date of the $25 million, 3% Senior Secured Convertible Note (the “3% Note”) issued to Pfizer, Inc. (“Pfizer”) is May 2010. The $30 million, 0% Convertible Senior Unsecured Note issued to Highbridge International LLC (“Highbridge”) is due in 2026 but callable by the holder at various times beginning on December 31, 2011 (the “0% Note”). During the first nine months of 2008, Monogram began exploring potential alternatives for restructuring the 3% and 0% Notes. Monogram’s preliminary discussions with Pfizer and Highbridge contemplated various scenarios for extending the maturity dates of one or both notes, reducing the conversion price of the notes and potentially converting a portion of the notes into equity.

During this exploratory period, none of the discussions with Highbridge or Pfizer matured to the point where a tentative understanding could be reached. Highbridge advised Monogram that it was not prepared to consider any extension of the 0% Note given the length of the remaining term and general market conditions. Pfizer, on the other hand, had indicated that any restructuring would have to be done in conjunction with a review of commercial arrangements between Monogram and Pfizer.

During September and October 2008, Monogram and Pfizer held discussions about a number of possible approaches to modifying the 3% Note, about the potential provision of funding by Pfizer to Monogram and about various aspects of the commercial relationship. Following these discussions, Pfizer informed Monogram that it was not willing to provide additional funding and needed to defer further consideration of the debt restructuring for internal Pfizer reasons.

Between September 2008 and May 2009, Monogram held discussions with a private equity firm and venture capital firms regarding a potential investment in Monogram, including a possible investment that would be sizable enough to allow the repayment of all of Monogram’s outstanding convertible debt, as well as provide Monogram with additional cash resources to fund its investment in the growth of its new oncology business and provide cash reserves. In February 2009, a venture fund informed Monogram that it was no longer interested in pursuing a possible investment. In March 2009, the private equity firm outlined a structure and approach to an investment that it would be willing to consider if the structure was feasible. The structure would have required Pfizer to agree to change the priority of Monogram’s repayment obligation under the 3% Note and Monogram concluded that the structure would not be acceptable to Pfizer and would be highly dilutive to the existing Monogram stockholders and discussions ended. Monogram continued to have discussions with another venture fund through May 2009. None of the discussions with the venture funds resulted in a term sheet or other indication of interest regarding a specific transaction.

In September through November 2008, Lazard Freres & Co., LLC (“Lazard”), financial advisor to the Company, contacted six potential strategic partners, which did not include LabCorp, to determine whether they would have any interest in pursuing a strategic transaction with Monogram. Lazard and Monogram identified the potential strategic parties from biopharmaceutical companies with personalized medicine programs or HIV or oncology programs, molecular diagnostic companies, laboratory services companies or pharmaceutical companies. Monogram held initial diligence meetings with two of the six potential strategic partners in October 2008. Neither diligence meeting led to additional meetings.

As part of LabCorp’s long-term strategic plans and with a view to continuing to expand its core businesses, including its diagnostic specialized testing capabilities, LabCorp has explored various strategic opportunities from time to time. These opportunities have included identifying and evaluating strategic acquisition candidates. In October 2008, as part of its regular evaluation process, LabCorp’s senior management identified and discussed potential acquisition candidates that they believed would complement LabCorp’s core businesses, including Monogram. LabCorp was familiar with Monogram because LabCorp and Monogram have had a commercial relationship since 2000, when LabCorp became a customer of Monogram’s reference clinical laboratory services on a nonexclusive basis. In 2008, 2007 and 2006, approximately 7%, 11% and 6%, respectively, of Monogram’s revenue was for tests performed for LabCorp. As part of its process of identifying strategic acquisition candidates, LabCorp requested Greenhill & Co., LLC (“Greenhill”), LabCorp’s financial advisor for this transaction, to make a telephonic presentation to LabCorp regarding potential strategic acquisition opportunities, including Monogram.

On October 31, 2008, David P. King, the Chief Executive Officer of LabCorp, contacted Mr. Young via telephone to express a general interest in discussing ways the two companies might work more closely together. After a brief conversation, it was determined that Mr. King would meet in-person with Mr. Young at Monogram’s offices on November 14, 2008 in connection with a previously scheduled trip Mr. King had arranged to the area.

On November 14, 2008, Mr. King met with Mr. Young at Monogram’s offices. Among the topics discussed at the meeting were the overall industry and its evolution towards personalized medicine, publicly available information about Monogram’s business and capabilities and potential joint activities, including a joint venture, joint selling efforts and ultimately a potential acquisition of Monogram by LabCorp. Following this meeting, Mr. Young contacted Mr. King and suggested that, if LabCorp were interested in continuing discussions about these activities, it would be best to enter into a confidentiality agreement and allow Monogram to update LabCorp personnel on Monogram’s business and new products, particularly around the VeraTag platform in oncology.

In late November 2008, representatives of LabCorp began reviewing publicly available information on Monogram. In addition, on November 20, 2008, LabCorp and Monogram entered into a confidentiality agreement for the purposes of permitting LabCorp to receive background information on Monogram.

On November 22, 2008, Andrew Conrad, the Chief Scientific Officer of LabCorp traveled to Monogram’s offices in South San Francisco, California for a site visit of Monogram’s facilities, a laboratory tour and introductory discussions. During the visit, Dr. Conrad met with Mr. Young, Kathy L. Hibbs, Monogram’s Senior Vice President and General Counsel, Michael P. Bates, MD, Monogram’s Vice President, Clinical Research, Christos J. Petropoulos, PhD, Monogram’s Vice President, Research and Development, Virology and Chief Scientific Officer, Gordon Parry, PhD, Monogram’s Vice President, Research and Development, Oncology, and Jeannette M. Whitcomb, PhD, Monogram’s Vice President, Operations.

On December 2, 2008, Steven Anderson, LabCorp’s Senior Vice President, Chief Science Officer for Oncology and Genetics and Director of Operations, Center of Molecular Biology and Pathology, Jonathan Meltzer, LabCorp’s Director of Licensing and Corporate Affairs and Hawazin Faruki, LabCorp’s Vice President of Clinical Development, National Office of Science and Quality of LabCorp met with Mr. Young, Alfred G. Merriweather, Monogram’s Senior Vice President and Chief Financial Officer, William J. Welch, Monogram’s Senior Vice President and Chief Commercial Officer, Ms. Hibbs, Dr. Bates, Dr. Petropoulos, Dr. Parry and Dr. Whitcomb to discuss a potential acquisition, and to receive further information regarding Monogram’s business, technologies and products.

On December 5, 2008, Mr. King contacted Mr. Young via telephone and indicated that LabCorp was interested in continuing discussions regarding a potential acquisition of Monogram. The same day, Mr. King updated representatives of Greenhill on his discussions with Mr. Young and requested that Greenhill begin discussions with Monogram’s financial advisor on a process for discussing a potential acquisition.

On December 8, 2008, Monogram’s board of directors met via teleconference. Monogram’s management provided the board of directors with an overview of the communications to date with LabCorp. The Monogram board of directors approved the retention of Lazard to serve as Monogram’s financial advisor in connection with its consideration of strategic alternatives, subject to entering into an engagement letter.

On December 8, 2008, representatives of Greenhill and representatives of Lazard had a preliminary discussion about the process for the parties to evaluate a possible transaction.

On December 17, 2008, the board of directors of Monogram held a regular meeting. Among the items discussed at the meeting were:

•	the terms of the existing 3% Note and 0% Note;

•	the recent trading and volume performance of Monogram’s Common Stock on NASDAQ;

•	analyst ratings and price targets for Monogram’s Common Stock;

•	Monogram’s expected financial performance for fiscal year 2008 and for fiscal year 2009;

•

management’s estimate that Monogram could require up to $20 million of additional near term financing, exclusive of any debt repayment, to reach profitable operations and maintain adequate cash reserves; and

•	certain financial metrics for comparable molecular diagnostic companies.

The Monogram board of directors also discussed the various strategic alternatives available to Monogram, and the risks, uncertainties and other considerations associated with each alternative, including the possibility of:

•	engaging in a financing transaction to raise operating cash, assuming no debt repayment;

•

engaging in a financing transaction that was sizable enough to fund the repayment of $55 million in outstanding convertible debt as well as provide sufficient operating cash to achieve profitability and the fact that a financing transaction could require stockholder approval under the NASDAQ Marketplace Rules, and might not be approved by stockholders because of the amount of dilution that would result from the potential financing;

•	restructuring the 3% Note with Pfizer, alone or in conjunction with a financing transaction;

•	pursuing a strategic investment along with a collaboration arrangement, possibly around Monogram’s oncology business;

•	selling Monogram’s HIV business; or

•	selling Monogram.

Representatives of Lazard were present at the meeting and provided the Monogram board of directors with an overview of the current financing environment, and the terms and conditions of recent private placement transactions in the biotechnology sector. Representatives of Lazard also presented a preliminary analysis of the potential dilution Monogram might expect from a larger financing transaction combined with a restructuring of the 3% Note with Pfizer, and the potential value of Monogram if those transactions were pursued. Representatives of Lazard then reviewed a preliminary list of the potential strategic parties or financing sources that might be interested in one or more of the various strategic alternatives discussed at the meeting, summarized the discussions held with various parties prior to the date of the meeting, and provided an overview of the additional parties that were expected to be contacted. Representatives of Lazard next provided various financial analyses, including a range of potential per share purchase prices for Monogram, based upon a premiums paid analysis, a comparable companies analysis and a comparable precedent transactions analysis. Finally, representatives of Lazard gave the board of directors a brief overview of LabCorp, based on its public filings. Following a discussion of each of the strategic alternatives, the board of directors authorized representatives of Monogram and Lazard to continue discussions with LabCorp, including price discussions.

During the remainder of December and the beginning of 2009, representatives of Greenhill and Lazard coordinated with LabCorp and Monogram on preliminary matters, including a discussion on December 19, 2008, during which representatives of Greenhill and Lazard reviewed timing for an overall transaction process, including an initial due diligence review and provision of an initial indication of interest. During this period, the Lazard representatives informed the Greenhill representatives that Monogram would not permit full legal, scientific and financial diligence until the parties reached agreement on price, if ever, and requested that LabCorp enter into a revised confidentiality agreement, including a “standstill” arrangement that would prohibit LabCorp from buying securities of Monogram without Monogram’s consent. LabCorp was unwilling to enter into a “standstill” arrangement and Monogram agreed to proceed without amending the confidentiality agreement.

Between January 2009 and April 2009, representatives of Monogram and Lazard contacted 22 potential strategic parties, other than LabCorp, including the six potential strategic parties contacted in 2008, to determine their interest in a possible acquisition of all or a portion of Monogram or an alternative structure such as an investment or joint venture. Lazard and Monogram identified the potential strategic parties from biopharmaceutical companies with personalized medicine programs or HIV or oncology programs, molecular diagnostic companies, laboratory services companies or pharmaceutical companies. Monogram’s management and representatives of Lazard held preliminary discussions and gave management presentations to five of the potential strategic partners. None of the 22 entities that were contacted, including the five who received a management presentation, expressed interest in conducting further diligence about Monogram and none of these discussions led to a term sheet or indication of interest regarding a potential strategic transaction.

During January 2009, Monogram resumed its discussions with Pfizer regarding the potential restructuring of the 3% Note. Monogram provided the “upside case” financial projections to Pfizer along with a summary of Monogram’s specific proposal for restructuring the debt and discussion points on the commercial collaboration. Pfizer indicated in February that the discussions should focus on restructuring the 3% Note without regard to the commercial collaboration.

On January 7, 2009, Monogram provided preliminary background materials, including selected operational data, historical financial information, the “upside case” financial projections and copies of the documents for the 3% Note and 0% Note, to LabCorp and Greenhill.

On January 8, 2009, representatives of Lazard, on behalf of Monogram, sent a letter to Mr. King, requesting that LabCorp submit a preliminary, non-binding indication of interest outlining proposed terms of a potential transaction with Monogram, including structure, consideration, valuation, due diligence, timing, material terms and assumptions and financing, among others. The letter requested a response no later than January 26, 2009.

During the remainder of January, LabCorp and its advisors reviewed the preliminary background materials and publicly available information on Monogram and continued to evaluate Monogram.

On January 26, 2009, LabCorp submitted the requested preliminary, non-binding indication of interest (“IOI”) to Lazard. In the IOI, LabCorp stated that it was prepared to offer to acquire 100% of the outstanding shares of Monogram at a per share price ranging from $3.00 to $4.00 in cash, representing a premium of 23% to 64% of Monogram’s average share price for the three month period prior to the IOI. LabCorp’s IOI also anticipated the acquisition of Monogram by LabCorp in a two step cash tender offer and financing the transaction with available funds. The IOI was conditioned on the completion of further due diligence prior to executing definitive transaction documentation, among other things. Mr. Young communicated this to the members of the Monogram board of directors via individual telephone calls and scheduled a board meeting for February 11, 2009 for further consideration.

On the afternoon of January 26, 2009, a representative from Lazard, on behalf of Monogram, called a representative from Greenhill to inform Greenhill that Monogram believed that LabCorp’s proposed price range of $3.00 to $4.00 per share undervalued Monogram. Greenhill told Lazard that it would inform LabCorp of Monogram’s initial response to the IOI, and suggested that LabCorp would require additional due diligence before determining whether it could consider revising its proposed price range. After further discussions, it was agreed that the parties should meet to provide LabCorp with the opportunity to obtain additional scientific, operational and financial diligence.

On February 6, 2009, representatives from LabCorp, Monogram, Lazard and Greenhill met in Greenhill’s San Francisco, California offices. In attendance from LabCorp were Mr. Walton, Meeta Patnaik, LabCorp’s Vice President, Companion Diagnostics of LabCorp, and, via telephone, Dr. Conrad and Dr. Anderson. Among the attendees from Monogram were Mr. Young, Mr. Merriweather, Ms. Hibbs, Mr. Welch, Dr. Bates, Dr. Parry and Dr. Petropoulos. Representatives from Greenhill and Lazard were also present in person and via telephone. At the meeting, Monogram provided a management presentation, which covered scientific and operational aspects of the business, including updated oncology data, as well as Monogram’s historical and projected financial performance.

Following the February 6, 2009 meeting, LabCorp further considered a potential acquisition of Monogram, including its strategic fit with LabCorp and potential valuation ranges for Monogram.

On February 11, 2009, the board of directors of Monogram met to discuss the status of discussions with LabCorp, the status of discussions with other potential strategic partners and the potential restructuring of the outstanding convertible debt and the filing of a shelf registration statement to facilitate an equity financing, as an alternative to the sale of Monogram.

On February 18, 2009, representatives of Greenhill contacted representatives of Lazard to inform Lazard that LabCorp would be willing to increase its preliminary, non-binding indication of interest to acquire Monogram to a proposed price range of $4.50 to $5.00 per share, subject to continued due diligence. On February 20, 2009, a representative from Lazard contacted a representative from Greenhill to inform Greenhill that Monogram was disappointed in LabCorp’s revised $4.50 to $5.00 price range and still believed the proposed price undervalued Monogram.

On February 27, 2009, Mr. King and Mr. Young discussed in a phone call LabCorp’s revised preliminary indication of interest.

In early March 2009, representatives from LabCorp, Monogram and their financial advisors held several conference calls to review, explain and discuss their various financial models and assumptions.

On March 6, 2009, representatives of Monogram, representatives of Monogram’s outside counsel, Cooley Godward Kronish LLP (“Cooley”) and a representative of Lazard held a teleconference with representatives of Pfizer and its outside counsel to discuss the debt restructuring, including a possible conversion of a portion of the outstanding 3% Note into equity. Pfizer indicated that it would be willing to restructure the 3% Note only if Monogram also restructured the 0% Note and Monogram’s senior revolving credit facility at the same time. Pfizer also informed Monogram that Pfizer wanted a lower risk financial plan than the one represented in the “upside case” financial projections and that Pfizer’s willingness to enter into a debt restructuring was conditioned on Monogram submitting a financial plan that was acceptable to Pfizer.

On March 10, 2009, Monogram provided to Pfizer “base case” financial projections for 2009 to 2013, together with a proposal for restructuring the outstanding convertible debt.

On March 10, 2009, the board of directors of Monogram met via teleconference. Among the items discussed at the meeting was Monogram’s expected cash balance as of the end of the first quarter 2009. Monogram’s management also provided to the board of directors a summary of recent initial discussions with another public company, whose principal asset was cash in excess of $30 million (“Company A”), that Monogram might be able to acquire in a stock for stock exchange in order to obtain the public company’s cash. Management also updated the board of directors regarding its discussions with Pfizer regarding the potential debt restructuring, discussions with other lenders regarding potential replacements for Monogram’s senior revolving credit facility, and plans for engaging Highbridge in more active discussions on restructuring the 0% Note.

During the meeting, representatives of Lazard provided the board of directors with an overview of strategic parties already contacted and other strategic parties that might be interested in one or more of the various strategic alternatives. Representatives of Lazard then reviewed the communications and interactions to date between Monogram and LabCorp, and their respective financial advisors, including the most recent verbal indication of interest received from representatives of Greenhill and the subsequent discussions regarding Monogram’s valuation, including LabCorp’s expressed rationale for its most recent valuation of Monogram reflected in its indication of interest.

Representatives of Lazard next presented a financial analyses of Monogram based on a sum of the parts discounted-cash-flows analysis, as well as selected comparable precedent transactions and the valuations of selected comparable companies. Representatives of Lazard also presented a financial analyses of Monogram as a standalone public company assuming Monogram raised $15 million in a financing priced at-the-market with 30-50% warrant coverage, believed to be the warrant coverage required under current market conditions, and excluding the impact of a debt restructuring. Representatives of Lazard answered questions about the financial analyses and discussed whether such a financing was even possible, especially in the absence of a debt restructuring. Following the conclusion of its discussions, the Monogram board of directors instructed representatives of Lazard to seek from LabCorp a higher price, ranging from $6.00 to $6.50 per share in cash, which was within the range of the implied per share price in the various financial analyses presented during the meeting.

On March 11, 2009, representatives of Lazard and representatives of Greenhill met to discuss Monogram’s counter-offer to the last LabCorp offer.

On March 13, 2009, a conference call was held during which representatives of Monogram presented to representatives of Pfizer the “base case” financial projections along with a revised proposal for restructuring the 3% Note. Following the call, Pfizer conducted diligence on Monogram’s financial projections, and Pfizer and Monogram continued to discuss and ultimately reached a general understanding on the terms of a debt restructuring involving the exchange of 50% of the outstanding 3% Note for convertible preferred stock and exchange of 50% of the outstanding 3% Note for a non-convertible note due in May 2014, subject to an acceptable restructuring of the 0% Note with a first call date of December 2014 and to an acceptable extension of the maturity of the senior revolving credit facility.

On March 20, 2009, Mr. Young called Mr. King to discuss Monogram’s counter-offer and also whether LabCorp would be interested in considering strategic alternatives other than an acquisition of Monogram, including a purchase of the Virology business or possible investment or joint venture.

On March 25, 2009, Mr. King called Mr. Young to advise him that LabCorp was evaluating whether it would be able to increase its proposed range to $5.00 to $5.25 per share in cash, subject to confirmatory due diligence.

On March 25, 2009, the board of directors of Monogram met in person. At this meeting, representatives of Cooley reviewed with the board of directors their fiduciary duties in connection with the review and analysis of potential alternatives and transactions that may be available to Monogram. Among the other items discussed at the meeting were:

•	Monogram’s revenue outlook for 2009;

•

recent reorganizations within Pfizer and its potential impact on sales of Pfizer’s Selzentry drug, and on Monogram’s revenue under its collaboration with Pfizer for the provision of Trofile outside of the U.S. and Monogram’s revenue for sales of Trofile in the U.S.;

•	Monogram’s anticipated financial results for the first fiscal quarter of 2009, compared to budget;

•	the impact to Monogram’s operating cash flow and cash position in certain downside scenarios, taking into account various cost, expense and headcount reductions that could be implemented; and

•

management’s estimate that Monogram could require up to $15 to $20 million of additional near term financing, exclusive of any debt repayment, to reach profitable operations and maintain adequate cash reserves.

Representatives of Lazard were also present at the meeting and updated the Monogram board of directors on the process of contacting potential strategic parties and the feedback received from parties who had declined to pursue discussions. Representatives of Lazard then reviewed the most recent communications between Monogram and LabCorp, including their respective financial advisors, including the most recent range verbally communicated by Mr. King to Mr. Young.

At this meeting, Monogram’s management provided the board of directors with an update regarding its discussions with Pfizer regarding the potential restructuring of the 3% Note, and the terms under which Pfizer had indicated that it might be willing to exchange a portion of the 3% Note for preferred stock and a portion for non-convertible debt provided that the first call date of the Highbridge debt was extended to at least December 2014.

Management also provided an update on discussions regarding potential replacements for Monogram’s senior revolving credit facility and plans for engaging with Highbridge regarding the restructuring of the 0% Note. Management also summarized the expected dilution to stockholders that would result from the implementation of the restructuring as proposed by Pfizer (and reflecting targeted terms for the 0% Note), representing estimated dilution to stockholders of in excess of 15%, based on the number of shares outstanding and shares reserved for issuance under the convertible notes before and after the proposed restructuring.

At this meeting, management also provided the board of directors with a summary of recent discussions held with private equity and venture capital firms. Management indicated that none of the discussions had yet resulted in a term sheet or other indication of interest regarding a specific transaction. Management reported that one firm had declined to pursue an investment, one firm had demanded unacceptable terms, and discussions were ongoing with one remaining firm.

Monogram’s management then discussed potential private placement transactions that might be available to Monogram, including the possibility that Monogram might be able to raise $15 million selling common stock priced at-the-market with 30-50% warrant coverage. Management also summarized the expected dilution to stockholders that would result from such a financing, if indeed such a financing were possible in the then current market conditions. Management also discussed timing issues for a private placement related to potential stockholder approval requirements under the NASDAQ Marketplace Rules and potential stockholder concerns about the dilutive impact of a potential financing.

Monogram’s management also updated the board of directors on its discussions to date regarding Monogram’s possible acquisition of Company A, including the difference of opinion between the companies regarding the value of certain long-term obligations of Company A. Management also discussed timing issues related to the need to obtain stockholder approval for such a transaction, the need to simultaneously restructure Monogram’s debt, and the deal risk involved due to the expected delay between the announcement of any transaction and the actual stockholder vote and closing. Management subsequently made a proposal to Company A regarding the long-term obligations that was rejected by Company A.

Considering the strategic alternatives available to Monogram, including remaining a standalone public company, taking into account the risks inherent in the operation of Monogram’s ongoing business following a highly dilutive debt restructuring and equity financing, compared to the certainty of a sale of the company for cash and the range of implied price per share in the various financial analyses prepared by Lazard, Monogram’s board of directors instructed Mr. Young to contact Mr. King to indicate that, if LabCorp were interested in pursuing a transaction at $5.25 per share, Monogram would work expeditiously towards the negotiation of a transaction. The board of directors also directed management to continue discussions with Pfizer and Highbridge about restructuring the outstanding convertible debt, and to pursue a senior credit facility to replace Monogram’s existing senior revolving credit facility.

On March 27, 2009, Mr. King and Mr. Young spoke by phone and verbally agreed to a per share price of $5.25 in cash, subject to additional due diligence and appropriate board approvals.

On April 2, 2009, the board of directors of Monogram met via teleconference. Management updated the board of directors on Mr. Young’s recent conversation with Mr. King, and expected next steps for diligence and drafting a definitive agreement. Management also provided an overview of recent meetings held with other potential strategic parties and additional discussions expected to take place in the ensuing week.

At this meeting, management also updated the board of directors regarding their discussions with Pfizer regarding the potential debt restructuring. Management also summarized recent discussions held with another venture firm about a possible financing. Management indicated that discussions had not yet resulted in a term sheet or other indication of interest regarding a specific transaction, and that the venture fund would need 4-6 weeks to complete a diligence process before making a proposal. Management also presented an analysis of Monogram continuing as a standalone public company in various downside scenarios, where the Company implemented cost, expense and headcount reductions.

LabCorp continued its review of Monogram and on April 6, 2009 asked its legal advisors, Hogan & Hartson LLP and Parker Poe Adams & Bernstein LLP, to begin their due diligence review of Monogram’s background materials and publicly available documents.

On April 9, 2009, the board of directors of Monogram met via teleconference. Management updated the board of directors on the status of LabCorp’s diligence and expectations for receiving a draft definitive agreement. Management also provided an overview of recent meetings held with other potential strategic parties and additional feedback expected to be received in the ensuing week. At this meeting, management also updated the board of directors regarding management’s discussions with Pfizer about debt restructuring, including Monogram’s pushback regarding the level of dilution represented by Pfizer’s most recent proposal and negotiations underway to revise the proposed structure. Management also provided the board of directors with a summary of follow-up discussions held with a venture capital firm who had expressed initial interest in pursuing a potential equity investment in Monogram. Management then updated the board of directors on recent discussions with Company A about a possible acquisition and the impasse over valuing certain long-term obligations of Company A that impact the acquisition price.

Management then reviewed an analysis of Monogram remaining a standalone company in potential downside scenarios where the company implemented cost, expense and headcount reductions. Management presented the probable revenue, cash flow and cash position in each of these scenarios and the risks associated with each of these scenarios. Following a discussion, the board of directors agreed that Monogram should continue to pursue the LabCorp transaction and the debt refinancing transactions in parallel.

During the course of its due diligence, LabCorp and its advisors revised their internal analyses of the costs associated with the put right of Monogram’s outstanding 0% Note upon a change in control based on publicly available information. On April 9, 2009, LabCorp and its legal advisors suspended their due diligence review while LabCorp further reviewed its valuation of Monogram with Greenhill. On April 13, 2009, a representative of Greenhill communicated to a representative of Lazard that based on the revised analysis of Monogram’s enterprise value, LabCorp was reducing its offer price to $4.35 per share.

On April 15, 2009, Mr. King contacted Mr. Young to discuss the revised valuation of Monogram and to allow Mr. Young to better understand what led to the reduced price per share in LabCorp’s offer. Mr. Young explained why Monogram believed that the $5.25 per share still was appropriate.

On April 17, 2009, the board of directors of Monogram met via teleconference. At the meeting, Mr. Young reviewed the revised LabCorp offer price, along with the recent conversations between representatives of Greenhill and Lazard and his follow-up discussion with Mr. King. Management also provided the board of directors with an update regarding recent discussions with Pfizer about the potential debt restructuring, including revised proposed terms.

In late April and early May 2009, representatives of Greenhill and Lazard, in consultation with LabCorp and Monogram, discussed and exchanged proposals and counterproposals on possible arrangements for providing increased value contingent on the achievement of certain milestones.

On April 22, 2009, representatives of Greenhill communicated to a representative of Lazard the revised LabCorp offer of $4.35 per share in cash plus a non-transferable contingent value right of up to $0.90 per share payable upon the achievement by Monogram of milestones during the twelve months ended December 31, 2012, with $0.25 per share payable if Monogram’s HERmark revenue exceeds $50 million during that period and $0.65 per share if HERmark revenue exceeds $90 million during the same period. Mr. Young sent the LabCorp proposal to all of the members of the Monogram board of directors.

On April 23, 2009, Monogram retained Lazard in a separate engagement from its engagement in connection with a possible change of control transaction as its financial advisor to assist Monogram with the potential restructuring of the 0% Note.

On April 23, 2009, Mr. Young met with Mr. King at LabCorp’s office in Burlington, North Carolina to discuss the reduction in LabCorp’s offer, possible alternative transactions and possible contingent value structures. Mr. King indicated that LabCorp was interested in an acquisition of the entire company rather than a purchase of the Virology business or other alternative.

On April 24, 2009, representatives of Lazard met with representatives of Greenhill to discuss the most recent revised offer from LabCorp. During the meeting, Lazard presented a Monogram counter-proposal of $4.75 per share in cash plus a freely transferable contingent value right of up to $1.75 per share, with $0.75 payable upon the achievement of total oncology revenue in excess of $60 million during the twelve months ended December 31, 2012, and an additional $0.02 per share for every $1 million of total oncology revenue in excess of $60 million during that period up to $1.00 per share.

On April 27, 2009, the board of directors of Monogram met via teleconference. At the meeting, Monogram’s management updated the board of directors on the status of the negotiations of the debt restructuring, including the preliminary understanding with Pfizer regarding the proposed terms of the restructured debt and preferred stock to be issued in exchange for a portion of the existing debt. Management also informed the board of directors of the continuing valuation impasse with Company A that made it unlikely that a transaction could be achieved. Management and representatives of Lazard also updated the board of directors on the status of the negotiations with LabCorp on the price per share and the terms of possible contingent value rights structures. Representatives of Lazard presented an analysis regarding the present value of Monogram’s last counter-proposal to LabCorp, based on estimated probability that the various revenue targets would be achieved and the possible contingent value right structures that could be used to bridge the gap in the price negotiations. The board of directors authorized Lazard and management to continue the negotiations with LabCorp.

In April and May 2009, representatives of Lazard, Highbridge and Monogram discussed potential modifications to the 0% Note and reached a general understanding for an extension of the first call date and a reduction of the conversion price.

On May 1, 2009, at a meeting of the board of directors of Monogram, Mr. Young provided an update on the discussions with LabCorp. Mr. Young also reviewed management’s analysis of the merits of continuing to negotiate with LabCorp while pursuing in parallel the restructuring of the convertible debt. During the meeting, management updated the board of directors regarding recent discussions with Highbridge, which were perceived as a positive first step, and anticipated next steps in the negotiations with Highbridge. The board of directors instructed management to continue to pursue negotiations with LabCorp and the simultaneous discussions regarding the restructuring of the convertible debt.

Later in the day on May 1, 2009, representatives of Greenhill communicated to Lazard a revised offer from LabCorp of $4.35 per share in cash plus a non-transferable contingent value right of up to $1.40 per share, subject to the achievement of total oncology revenue during the twelve months ended December 31, 2012, with $0.50 per share payable for oncology revenue in excess of $95 million and $0.02 for every $1 million in oncology revenue in excess of $95 million during this period.

On May 4, 2009, representatives of Lazard communicated to Greenhill a counter-proposal from Monogram of $4.35 per share in cash plus a freely transferable contingent value right of up to $1.80 per share, with $0.50 payable upon the achievement of total oncology revenue in excess of $75 million during the twelve months ended December 31, 2012, and an additional $0.02 per share for every $1 million of total oncology revenue in excess of $75 million during that period.

On May 7, 2009, the Monogram board of directors met via teleconference. At the meeting, members of Monogram’s management reviewed the proposals to restructure Monogram’s convertible debt, summarized recent discussions with Highbridge, and informed the board of directors of the approximately 16% of incremental dilution to stockholders that would result from the refinancing based on the number of shares outstanding and shares reserved for issuance under the convertible notes before and after the proposed restructuring. Mr. Young updated the board of directors on recent discussions with LabCorp. Representatives of Lazard reviewed materials distributed to the board of directors regarding the most recent contingent value rights-based offer received from LabCorp and Monogram’s subsequent counter-proposal. Representatives of Lazard then presented financial analyses of Monogram based on a discounted-sum of the parts cash-flows analysis, as well as selected comparable precedent transactions and selected comparable companies. Representatives of Lazard also presented a financial analysis of Monogram post-financing and debt restructuring assuming Monogram were able to raise $15 million in a financing priced at-the-market with 30-50% warrant coverage and restructured the debt as currently proposed. Management then reviewed in greater detail the various potential downside scenarios discussed at an earlier board of directors meeting, including the risks associated with these scenarios. Following a discussion of the strategic alternatives, Monogram’s board of directors directed management to continue discussions with LabCorp, and determine whether LabCorp would be willing to increase the upfront cash per share price in lieu of including a contingent value structure in the transaction.

On May 7, 2009, representatives of Lazard met with representatives of Greenhill to discuss the most recent offers and counter-proposals. During the meeting, Greenhill presented a revised-offer of $4.35 per share in cash plus a non-transferable contingent value right of up to $1.65 per share, subject to the achievement of total oncology revenue during the twelve months ended December 31 2012, with $0.50 per share payable for total oncology revenue in excess of $90 million, $0.02 per share for each $1 million of total oncology revenue in excess of $90 million but less than $125 million during the period, and $0.03 per share for each $1 million of total oncology revenue in excess of $125 million.

On May 11, 2009, Mr. Young and Mr. King discussed the recent offers and counter-proposals. Later that day, Mr. King called Mr. Young and presented two alternative price structures: first, $4.35 per share in cash plus a non-transferable contingent value right of up to $2.05 per share, subject to the achievement of total oncology revenue during the twelve months ended December 31, 2012, with the first milestone for oncology revenue in excess of $70 million and oncology revenue of $140 million for the maximum payment, and second, $4.55 per share in cash with no contingent value right. On May 12, 2009, the board of directors of Monogram met via teleconference. At the meeting, Mr. Young and representatives of Lazard reviewed the most recent LabCorp offer. Representatives of Lazard presented an analysis regarding the present value of the contingent value right alternative, based on estimated probability that the various revenue targets would be achieved, assuming various liquidity discounts. Lazard also reviewed the oncology revenue milestones in the contingent value right against Monogram’s projected revenue in 2012 in Monogram’s “base case” projections and “upside case” projections. Monogram projected revenue of less than $60 million in its “base case” projections and the first milestone for any payment under the contingent value rights would require revenue at least in excess of $70 million. Monogram would have to achieve at least the first milestone in the contingent value right in order for the stockholders to receive the equivalent of the alternative offer price of $4.55 per share, which is $0.20 higher per share in upfront cash. LabCorp also was unwilling to make the contingent value rights transferable. Considering the risks associated with achieving the revenue milestones under the contingent value rights and the lack of liquidity of the proposed contingent value rights, following its discussion, the board of directors instructed management and Lazard to continue negotiations with LabCorp based on the all cash offer of $4.55 per share.

Later on May 12, 2009, Mr. Young and Mr. King spoke by phone and discussed the two alternative structures proposed by LabCorp, during which Mr. Young indicated that Monogram was interested in continuing negotiations based on the all-cash proposal of $4.55 per share.

On May 14, 2009, representatives from LabCorp, Monogram and their financial and legal advisors held an organizational conference call to discuss due diligence issues and the anticipated transaction process. LabCorp and its legal advisors resumed their due diligence review of Monogram, which lasted through the signing of the merger agreement.

On May 18, 2009, Monogram gave LabCorp and its representatives access to an electronic data room and on May 19, 2009, representatives of LabCorp met with representatives of Monogram at Monogram’s offices to continue the due diligence process. LabCorp continued to conduct due diligence during the period the parties negotiated the merger agreement.

On May 19, 2009, representatives of Greenhill provided Lazard with an initial draft of a merger agreement prepared by Hogan & Hartson LLP.

On May 21, 2009, the board of directors of Monogram met via teleconference. At the meeting, management reviewed the status of the negotiations with LabCorp, and negotiations with Highbridge and Pfizer regarding the debt restructuring, including Highbridge’s proposed terms for the debt restructuring.

On May 27, 2009, Cooley delivered, on behalf of Monogram, preliminary written comments on the draft merger agreement to Hogan & Hartson.

On May 28, 2009, representatives of Hogan & Hartson and Cooley discussed Cooley’s requested modifications to the draft merger agreement, including changes to the offer conditions, the fiduciary duty exceptions relating to responses to unsolicited third party acquisitions proposals and changes to the board of directors recommendation, the grounds for payment of termination fees and the size of the termination fee. The following day, Hogan & Hartson circulated a revised draft of the merger agreement.

On June 1, 2009, the board of directors met to review the status of the LabCorp negotiations and the ongoing negotiations with Highbridge and Pfizer in connection with the debt restructuring Management also reviewed the status of discussions for replacement of the senior revolving credit facility. At the meeting, representatives of Cooley reviewed the significant issues in the latest draft of the merger agreement. The board of directors instructed Monogram and its representatives to seek changes to the offer conditions to increase the certainty that LabCorp would be required to consummate the transaction and to negotiate a more favorable termination fee that would be payable in certain circumstances. The board of directors also instructed Monogram’s management to continue the discussions regarding the restructuring of Monogram’s debt as an alternative to the sale of Monogram.

Between June 3, 2009 through June 18, 2009, representatives of LabCorp, Monogram, Hogan & Hartson and Cooley participated in multiple teleconferences to negotiate the proposed merger agreement and support agreements, including negotiations regarding the minimum condition and other conditions to the Offer, the definition of material adverse effect, the size of the termination fee and triggers for payment of the termination fee and the termination provisions. Representatives of Lazard and representatives of Greenhill also had separate discussions about the size of the termination fee, including data relating to termination fees in recent transactions as a percentage of both enterprise value and equity value.

On June 11, 2009, at a meeting of the board of directors of Monogram, Mr. Young updated the board of directors on the negotiations with LabCorp. A representative of Cooley reported on the negotiation of the merger agreement and identified key open issues in the negotiations, including the termination fee. Members of management also provided an update on negotiations relating to the proposed restructuring of the convertible debt. The board of directors instructed management and Cooley to continue negotiations with LabCorp on the potential acquisition and Pfizer and Highbridge on the debt restructuring.

On June 18, 2009, the board of directors of Monogram met in person. At this meeting, representatives of Cooley reviewed with the board of directors their fiduciary duties in connection with the review and analysis of potential strategic alternatives, including the transactions under consideration. Management presented the terms of the proposed debt restructuring with Highbridge and Pfizer, the status of the draft agreements exchanged with each of Pfizer and Highbridge, and managements’ belief that the restructuring of the 3% Note and the 0% Note could be consummated within two weeks of the meeting, subject to agreement on a term sheet and preparation of satisfactory documents for extending or replacing the senior revolving credit facility. Management noted that as a result of the reduction in the Company’s stock price, the incremental dilution from the restructuring of the convertible debt (based on the number of shares outstanding and shares reserved for issuance under the convertible notes before and after the proposed restructuring) would be in excess of 20% and potentially higher if the Company’s stock price continued to be weak. Management also presented the proposals for replacing the senior revolving credit facility. The board of directors discussed the expected dilution of approximately 50% to Monogram’s current fully diluted shares outstanding, using treasury method, if Monogram were to restructure the debt as proposed and obtain $15 million in additional equity financing in an at the market offering based upon the current trading price of Monogram common stock. As part of that discussion, the board of directors also discussed the risks and uncertainties of Monogram remaining a standalone public company following the dilutive refinancing. Representatives of Cooley next reviewed in detail the key terms of the draft merger agreement with LabCorp, director support agreements and officer support agreements and answered questions. Representatives of Cooley also reviewed the timeline for announcement of the proposed transaction with LabCorp and tender offer process and the clearance process under the Hart-Scott-Rodino Antitrust Improvements Act. Representatives of Lazard then presented the financial analyses conducted by Lazard in order to render a fairness opinion at the subsequent meeting. Finally, management presented to the board of directors the draft of the employee presentation to be given to Monogram employees on the day of the announcement of the transaction with LabCorp. Following these presentations and a discussion of the strategic alternatives, the board of directors agreed that Monogram should proceed with finalizing the proposed transaction with LabCorp.

On June 18, 2009, the compensation committee of Monogram’s board of directors approved and ratified each of Monogram’s current director, officer and employee compensation arrangements as an “employee compensation severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act for the purposes of qualifying such arrangements under the non-exclusive safe harbor under Rule 14d-10(d) under the Exchange Act.

From June 18, 2009 through June 22, 2009, representatives of Hogan & Hartson and Cooley, in consultations with representatives of LabCorp and Monogram, discussed the schedules to the merger agreement and finalized the merger agreement.

On June 22, 2009, the board of directors of LabCorp approved making the offer at the offer price, the merger and related transactions.

On June 22, 2009, the board of directors of Monogram held a telephonic meeting with representatives of Cooley and Lazard participating, to discuss the proposed merger agreement and consider whether to recommend that Monogram’s stockholders tender their shares in the Offer and adopt the merger agreement. Mr. Young updated the board of directors on developments since the last board of directors meeting. Representatives of Lazard gave a detailed presentation of the financial analyses conducted by it and rendered its oral opinion, which was subsequently confirmed in writing, that, as of that date, and based on various assumptions, qualifications and limitations described in such opinion, the $4.55 per share consideration to be received in the Offer and merger by the holders of the shares is fair, from a financial point of view, to such stockholders. After discussions, the board of directors unanimously:

•	determined that the merger agreement, the merger and the Offer and the transactions contemplated thereby are fair to and in the best interest of Monogram and its stockholders;

•	approved and declared advisable the merger agreement and the transactions contemplated thereby, including the Offer, the merger and the Top-Up-Option and;

•	recommended that Monogram’s stockholders accept the Offer, tender their shares to the Purchaser pursuant to the Offer, and, if required by applicable laws, adopt the merger agreement.

On June 22, 2009, late in the day after the markets closed, the merger agreement, the support agreements with each of the directors, and the support agreements with each of the officers of Monogram were signed.

On June 23, 2009, prior to the opening of the public markets, LabCorp and Monogram issued a joint press release announcing the transaction.

(ii) Reasons for Recommendation

In evaluating the merger agreement and the Contemplated Transactions and recommending that the Company’s stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer and adopt the merger agreement, if adoption by the Company’s stockholders is required by applicable law in order to consummate the merger, the board of directors consulted with the Company’s senior management, legal counsel and financial advisors and considered a number of factors, including the following:

•

the $4.55 price to be paid for each share of Common Stock represented a 151% premium over the closing price of the shares of Common Stock on June 19, 2009, the last full trading day before the Offer and the merger were approved by the board of directors and publicly announced, a 126% premium over the average closing price of the shares of Common Stock for the approximate one-month period prior to June 22, 2009, and a 94% premium over the average closing price of the shares of Common Stock for the approximate three-month period prior to June 22, 2009;

•

the board of directors’ belief that, the value offered to the Monogram stockholders in the Offer and the merger is more favorable to the Monogram stockholders than the potential value that might be realized by stockholders from restructuring the Company’s indebtedness as proposed and seeking additional equity financing of at least $15 million that management estimates would be necessary to execute on the Company’s business strategy as a stand-alone company, considering the dilution estimated at approximately 50% that would result from the proposed restructuring and required financing , prospects for raising capital on reasonable terms, market conditions and ongoing risks and uncertainties relating to the operation relating to the Company’s business, including the required investment in the new oncology business (including the risk factors set forth in the Monogram’s Annual Report on Form 10-K and 10-K/A for the year ended December 31, 2008);

•

the board of directors’ belief that Monogram, with the assistance of its financial advisors, had conducted a thorough competitive process to identify viable acquisition partners to obtain the best available value to the stockholders and created an opportunity for any other potential interested party to approach Monogram if such parties are interested in a strategic transaction;

•

the board of directors’ belief based upon the negotiations with LabCorp that the price to be paid by LabCorp is the highest price per share that LabCorp was willing to pay for Monogram and that the terms of the merger agreement include the most favorable terms to Monogram to which LabCorp was willing to agree;

•

the financial analyses prepared at the request of the board of directors by Lazard and the oral opinion of Lazard (subsequently confirmed in writing) that as of June 22, 2009, and based on various assumptions, qualifications and limitations described in such opinion, the $4.55 per Share consideration to be received in the Offer and merger by the holders of shares of Common Stock (other than Offeror and any of its affiliates), is fair, from a financial point of view, to such stockholders. The full text of the written opinion of Lazard, dated June 22, 2009, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion is attached as Annex II;

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the fact that the transaction is structured as a tender offer, which can be completed, and cash consideration can be delivered to Monogram’s stockholders, on a prompt basis, reducing the period of uncertainty during the pendency of the transaction on stockholders and employees, with a second-step in the merger in which stockholders who do not tender their shares of Common Stock in the Offer will receive the same cash price as paid in the Offer;

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the terms of the merger agreement, including the parties’ representations, warranties and covenants, and the conditions and the ability of Monogram to respond to unsolicited offers for an acquisition from a third party prior to completion of the Offer, and the right of the board of directors after complying with the terms of the merger agreement to terminate the merger agreement in order to accept a superior offer upon payment of a termination fee of $4,500,000 (approximately 2.9% of the enterprise value);

•

the consideration by the board of directors of the termination fee or expense reimbursement payable by Monogram to LabCorp in the event of certain termination events under the merger agreement in the context of the competitive process undertaken by Monogram to obtain the best available offer and the determination that the termination fee is within the customary range of termination fees for transactions of this type;

•

the board of directors’ ability under the merger agreement to withdraw or modify, in a manner adverse to LabCorp, the board of directors’ recommendation in favor of the Offer and the merger in certain circumstances, including in connection with a superior offer, subject to the payment of a $4,500,000 termination fee if LabCorp subsequently terminates the merger agreement;

•	the challenges associated with the Company being able to maintain its continued listing on The Nasdaq Global Market; and

•

the availability of statutory appraisal rights to Monogram’s stockholders who do not tender their shares in the Offer and otherwise comply with all required procedures under the DGCL, which allows such stockholders to seek appraisal of the fair value of their shares of Common Stock as determined by the Delaware Court of Chancery.

The board of directors also considered a variety of risks and other potentially negative factors of the Offer, the merger and merger agreement, including the following:

•

the fact that Monogram’s stockholders will not participate in any potential future earnings or growth of Monogram, including any value that might have been achieved as a result of the successful commercialization of Monogram’s products;

•	the effect of the announcement and pendency of the merger agreement and the Offer on Monogram’s stock price, operations and employees and its ability to retain key employees;

•

the risk that the Offer and merger contemplated by the merger agreement might not be consummated, and the trading price of the shares of Common Stock could be adversely affected, Monogram would have incurred substantial transaction and opportunity costs, Monogram’s prospects for obtaining financing to continue as a going concern could be adversely affected and ultimately be unsuccessful, Monogram’s business might be subject to substantial disruptions and delays that could adversely impact its business plan and prospects and Monogram might have lost employees after the announcement of the merger agreement;

•

the fact that the merger agreement requires Monogram to pay a termination fee of $4,500,000 if the merger agreement is terminated in certain circumstances could potentially deter third parties from making a competing offer for Monogram prior to the completion of the Offer, and could impact Monogram’s ability to engage in anther transaction for 12 months if the merger agreement is terminated in certain circumstances;

•	the fact that the gain realized by Monogram’s stockholders as a result of the Offer and the merger generally will be taxable to the stockholders for U.S. federal income tax purposes; and

•

the restrictions in the merger agreement on the conduct of Monogram’s business prior to the consummation of the merger, which may delay or prevent Monogram from undertaking business opportunities that may arise prior to the consummation of the Offer or the merger.

In addition, the board of directors considered the interests that certain of our directors and executive officers may have with respect to the Offer and merger that are different from or in addition to their interests as stockholders of Monogram, generally. The board of directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and merger were outweighed by the potential benefits of the Offer and merger.

The foregoing discussion of the board of directors’ reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material information and factors considered by the board of directors in consideration of its recommendation. In view of the wide variety of factors considered by board of directors in connection with the evaluation of the Offer and the complexity of these matters, the board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the board of directors may have been influenced to a greater or lesser degree by different factors. In arriving at their respective recommendations, the members of the board of directors were aware of the interests of executive officers and directors of the Company as described under “Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates” in Item 3 above.

(iii) Intent to Tender

To the Company’s knowledge after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all shares of Common Stock held of record or beneficially by such persons immediately prior to the expiration of the Offer, as it may be extended (other than shares of Common Stock for which such holder does not have discretionary authority) and, if necessary, to vote such shares in favor of the adoption of the merger agreement. The foregoing does not include any Common Stock over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender. In addition, the non-executive directors have entered into support agreements, pursuant to which they have agreed, in their capacity as stockholders of Monogram, to tender all of their shares of Common Stock, as well as any additional shares of Common Stock that they may acquire (pursuant to the exercise of options or otherwise), to Purchaser in the Offer.

(iv) Financial Projections

As part of its review of strategic alternatives and debt refinancing discussions, in late 2008, Monogram prepared two sets of financial projections of its future financial performance as a standalone public company, a “base case” and an “upside case”. Monogram made the “upside case” projections available to LabCorp during the process of negotiating the Offer and to Pfizer as part of the discussions relating to the debt restructuring. Monogram provided the “base case” projections to Lazard for its financial analyses. The “base case” and the “upside case” projections assume the same revenue for 2009. The primary differences in the assumptions underlying the “base case” and the “upside case” projections are the rate of revenue growth attributable to Monogram’s new oncology business and attributable to Monogram’s Trofile Assay that is used to select patients for treatment with Pfizer’s new Selzentry compound for the treatment of HIV, including the possible timing of a potential FDA approval for the use of Selzentry for the treatment of naïve patients and the market adoption rates for Selzentry and other CCR5 antagonists, and assumptions relating to cost of goods and operating expenses associated with revenue growth. The “upside case” was prepared assuming Monogram achieved optimistic product revenue growth rates that management believed were achievable and the “base case” was prepared assuming Monogram achieved lower levels of revenue growth taking into account known risks and uncertainties. Based upon the growth of the oncology business, the status of the pending FDA approval for the use of Sezentry for the treatment of naïve patients and market adoption rates for Sezentry to date, Monogram’s management advised Lazard, in conjunction with Lazard’s financial analysis for the fairness opinion, that the “base case” projections reflect the best currently available estimates and judgments of the management of Monogram as to the future financial performance of Monogram. Both the “base case” and the “upside case” projections, particularly the projected revenue, are subject to substantial risks and uncertainties that could cause the actual results to differ materially from the projected results, including important factors under “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, as amended, and the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. All projections are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified in the Company’s Form 10-K for the year ended December 31, 2008, as amended, and the Company’s Form 10-Q for the quarter ended March 31, 2009.

The “base case” projections included the following estimates of the Company’s future financial performance:

	Projected*
	2009	2010	2011	2012	2013
	(Unaudited, amounts in millions)
Total Revenue	$72	$96	$116	$141	$171
Cost of Product Revenue	$31	$36	$41	$47	$55
Gross Profit (Loss)	$41	$60	$75	$94	$116
Operating Expenses	$50	$57	$65	$72	$79
Operating Income (Loss)	$(9)	$3	$10	$22	$37

*	Presented on a non-GAAP basis as described below

The “upside case” projections included the following estimates of the Company’s future financial performance:

	Projected*
	2009	2010	2011	2012	2013
	(Unaudited, amounts in millions)
Total Revenue	$72	$123	$186	$273	$380
Cost of Product Revenue	$31	$49	$66	$90	$120
Gross Profit (Loss)	$41	$74	$120	$183	$260
Operating Expenses	$50	$63	$82	$105	$131
Operating Income (Loss)	$(9)	$11	$38	$78	$129

*	Presented on a non-GAAP basis as described below

Neither the “base case” projections or the “upside case” projections were prepared expressly for inclusion or incorporation by reference in any Offer documents. There is no guarantee that any projections will be realized, or that the assumptions on which they are based will prove to be correct.

The Company does not as a matter of course make public any projections as to future performance or earnings, other than limited guidance regarding anticipated full year revenues and cash and cash equivalents for specified periods, and the projections set forth above are included in this Schedule 14D-9 only because this information was provided to Lazard and LabCorp. The projections were not prepared with a view to public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The projections do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), and include non-GAAP revenue from the sales of

Trofile assays to Pfizer that are deferred under the collaboration agreement with Pfizer and exclude non-cash stock compensation expense. The Company’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures, and the Company’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the projections and accordingly assumes no responsibility for them. The Company’s internal financial forecasts, upon which the projections were based in part, are, in general, prepared solely for internal use, such as budgeting and other management decisions, and are subjective in many respects. As a result, these internal financial forecasts are susceptible to interpretations and periodic revision based on actual experience and business developments. The projections reflect numerous assumptions made by the management of the Company at the time they were prepared, and general business, economic, market and financial conditions and other matters, all of which are difficult to predict and many of which are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate or that any of the projections will be realized.

The inclusion of the projections herein should not be regarded as an indication that any of the Company, Monogram, LabCorp or their respective affiliates or representatives considered or consider the projections to be a prediction of actual future events, and the projections should not be relied upon as such. None of the Company, Monogram, LabCorp or any of their respective affiliates or representatives intends to update or otherwise revise the projections to reflect circumstances existing or arising after the date such projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the projections are shown to be in error.

The Company’s stockholders are cautioned not to place undue reliance on the projections included in this Schedule 14D-9.

(v) Opinion of Lazard Freres & Co. LLC

Monogram retained Lazard to act as investment banker to Monogram and to render an opinion to the board of directors as to the fairness, from a financial point of view, to holders of Common Stock of the consideration to be paid to such holders in the Offer and the merger. On June 22, 2009, Lazard rendered its oral opinion to the board of directors, subsequently confirmed in writing, that, as of such date, and based upon and subject to the assumptions, procedures, factors, qualifications and limitations set forth therein, the Offer Price to be paid to holders of Common Stock (other than LabCorp, Purchaser or Monogram or holders of shares of Common Stock who are entitled to and properly demand an appraisal of their shares of Common Stock, which holders, together with their respective affiliates, we collectively refer to in this section as “excluded holders”) in the Offer and merger was fair, from a financial point of view, to such holders.

The full text of Lazard’s written opinion, dated June 22, 2009, which sets forth the assumptions made, procedures followed, factors considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion is attached to this Schedule 14D-9 as Annex II and is incorporated into this Schedule 14D-9 by reference. The description of Lazard’s opinion set forth in this Schedule 14D-9 is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex II. We encourage you to read Lazard’s opinion and this section carefully and in their entirety.

Lazard’s opinion was directed to the board of directors for the information and assistance of the board of directors in connection with its evaluation of the Offer and the merger and only addressed the fairness, from a financial point of view, to holders of Common Stock (other than excluded holders) of the Offer Price to be paid to such holders in the Offer and merger as of the date of Lazard’s opinion. Monogram did not request Lazard to consider, and Lazard’s opinion did not address, the relative merits of the Offer and merger as compared to any other transaction or business strategy in which Monogram might engage or the merits of the underlying decision by Monogram to engage in the Offer and the merger. Lazard’s opinion was not intended to and does not constitute a recommendation to any holder of Common Stock as to whether such holder should tender any Common Stock pursuant to the Offer or as to how such holder should vote or act with respect to the Offer or merger or any matter relating thereto. Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of Lazard’s opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of Lazard’s opinion. Lazard’s opinion did not express any opinion as to the price at which shares of Common Stock may trade at any time subsequent to the announcement of the Offer or the merger.

The following is a summary of Lazard’s opinion. We encourage you to read Lazard’s written opinion carefully in its entirety.

In connection with its opinion, Lazard:

•	Reviewed the financial terms and conditions of a draft, dated June 19, of the merger agreement;

•	Analyzed certain publicly available historical business and financial information relating to Monogram;

•	Reviewed various financial forecasts and other data provided to Lazard by Monogram relating to the business of Monogram;

•	Held discussions with members of the senior management of Monogram with respect to the business and prospects of Monogram;

•	Reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of Monogram;

•	Reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of Monogram;

•	Reviewed historical stock prices and trading volumes of the Common Stock; and

•	Conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Monogram or concerning the solvency or fair value of Monogram and Lazard was not furnished with such valuation or appraisal. With Monogram’s consent, for purposes of its opinion, Lazard used the “base case” financial forecasts provided by management and not the “upside case” financial forecasts provided by management to potential buyers. With respect to such “base case” financial forecasts, Lazard assumed, with Monogram’s consent, that they have been reasonably prepared, and have been advised by management of the Company that they reflect the best currently available estimates and judgments of the management of Company as to the future financial performance of the Company. Lazard assumed no responsibility for and expressed no view as to such forecasts or the assumptions on which they were based.

In rendering its opinion, Lazard assumed, with the consent of the Company, that the Offer and the merger would be consummated on the terms described in the merger agreement, without any waiver or modification of any material terms or conditions of the merger agreement. Representatives of the Company advised Lazard, and Lazard assumed, that the merger agreement, when executed, would conform to the draft reviewed by Lazard in all material respects. Lazard also assumed, with the consent of the Company, that obtaining the necessary regulatory or third party approvals and consents for the Offer and the merger would not have an adverse effect on Monogram. Lazard’s opinion did not address any legal, tax, regulatory or accounting matters, as to which Lazard understood that Monogram obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects of the Offer or the merger (other than the Offer Price to the extent expressly specified in Lazard’s opinion). In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Offer or merger, or class of such persons, relative to the Offer Price or otherwise.

The following is a brief summary of the material financial analyses and reviews that Lazard deemed appropriate in connection with rendering its opinion. The brief summary of Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description. Considering selected portions of the analyses and reviews or the summary set forth below, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Lazard’s opinion.

In arriving at its opinion, Lazard considered the results of all of its analyses and reviews and did not attribute any particular weight to any factor, analysis or review considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses and reviews.

For purposes of its analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Monogram. No company, business or transaction used in Lazard’s analyses and reviews as a comparison is identical to Monogram or the Offer and the merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Lazard’s analyses and reviews. The estimates contained in Lazard’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s analyses and reviews are inherently subject to substantial uncertainty.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Lazard’s analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 15, 2009 and is not necessarily indicative of current market conditions.

Financial Analyses

Sum-of-the-Parts Discounted Cash Flow Analysis. Lazard performed an analysis of the net present value of projected operating free cash flows for 2009 to 2013 and the net present value of the terminal value calculated in 2013 of Monogram, the value of federal net operating losses estimated at $265 million as of December 31, 2008, and net debt of Monogram, using the “base case” projections of Monogram’s management. The cash flows and tax benefits were then discounted using discount rates ranging from 16% to 20%. This calculation is referred to as the Sum-of-the-Parts DCF. The assumed discount rate range was derived from the weighted average cost of capital analysis that Lazard calculated for Monogram. Based on this analysis, Lazard arrived at an implied value per share range for Monogram of $4.03 to $8.31 per share. Lazard noted that this range is inclusive of the Offer Price of $4.55.

Selected Comparable Companies Analysis

Lazard reviewed and analyzed selected public companies in the molecular diagnostics industry that it viewed as reasonably comparable to Monogram based on Lazard’s knowledge of the molecular diagnostics industry. In performing these analyses, Lazard reviewed and analyzed certain financial information, implied multiples and market trading data relating to the selected comparable companies and compared such information to the corresponding information for Monogram. Specifically, Lazard compared Monogram to the following seven publicly traded companies in the molecular diagnostics industry:

•	CEPHEID

•	Genomic Health, Inc.

•	Genoptix, Inc.

•	Celera Corporation

•	Clarient, Inc.

•	Exact Sciences Corp.

•	Nanosphere, Inc.

Based on publicly available Wall Street analysts’ estimates and other public information, Lazard reviewed, among other things, the enterprise value of each selected comparable company as a multiple of such comparable company’s estimated revenue for calendar year 2009. A company’s enterprise value is equal to its short and long term debt plus the market value of its common equity and the value of any preferred stock (at liquidation value), minus its cash and cash equivalents.

Lazard calculated the following multiples for the above comparable companies:

Enterprise Value/ Revenue CY2009E
High	3.20x
Median	3.00x
Low	1.45x

Based on the foregoing, Lazard applied revenue multiples of 1.45x to 3.20x to Monogram’s calendar year 2009 estimated revenue based on publicly available Wall Street research analysts’ consensus, and determined an implied price per share range for the Common Stock of $1.87 to $6.73 per share. Lazard noted that this range is inclusive of the Offer Price of $4.55.

Selected Precedent Transactions Analysis

Lazard reviewed and analyzed selected precedent merger and acquisition transactions involving companies in the diagnostics services industry. In performing these analyses, Lazard analyzed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for Monogram.

Specifically, Lazard reviewed three merger and acquisition transactions since September 2007 involving companies in the diagnostics services industry for which sufficient public information was available. Lazard reviewed the transaction value compared to the current year estimated revenue of the target company. Current year estimated revenue refers to the publicly available Wall Street analysts’ consensus estimated revenue of the target company for the year that the transaction was effective, except in the case of the Celera/Berkeley HeartLab transaction, in which current year estimated revenue means the publicly available Wall Street analysts’ estimated revenue of the target company for the year following the transaction, because the transaction occurred late in the year.

The precedent transactions reviewed were (listed by acquiror followed by the acquired company and the date of the transaction):

•	Gen-Probe Incorporated – Tepnel Life Sciences PLC (January 30, 2009)

•	Solvay S.A. – Innogenetics NV (April 25, 2008)

•	Celera Corporation – Berkeley HeartLab, Inc. (September 4, 2007)

Lazard calculated the following multiples for the above selected transactions used in its analysis:

Transaction Value as a Multiple of Current Year Revenue
High	3.16x
Median	3.04x
Low	1.88x

Based on the foregoing, Lazard applied multiples of 1.88x to 3.16x to Monogram’s calendar year 2009 estimated revenue based on publicly available Wall Street research analysts’ consensus, and determined an implied price per share range for the Common Stock of $3.06 to $6.62. Lazard noted that this range is inclusive of the Offer Price of $4.55.

Other Analyses and Reviews

Premia Paid Analysis. Lazard also performed a premia paid analysis, which is designed to provide a valuation of the Company based on the premia paid in selected diagnostic transactions involving all cash acquisitions of public company targets in the diagnostic industry. The transactions reviewed were (listed by acquiror followed by the acquired company and the date of the transaction):

•	Gen-Probe Incorporated – Tepnel Life Sciences PLC (January 30, 2009)

•	Hologic, Inc. – Third Wave Technologies, Inc. (June 9, 2008)

•	Solvay S.A. – Innogenetics NV (April 25, 2008)

•	Roche – Ventana Medical Systems, Inc. (June 26, 2007)

•	Inverness Medical Innovations, Inc. – Cholestech Corp. (June 4, 2007)

•	Quiagen N.V. – Digene Corp. (June 3, 2007)

•	Hologic Inc. – Cytyc Corp. (May 20, 2007)

•	Inverness Medical Innovations, Inc. – Biosite, Inc. (March 25, 2007)

•	Cytyc Corp. – Vision Systems Limited (February 12, 2007)

•	Danaher Corporation – Vision Systems Limited (October 8, 2006)

•	Siemens and Diagnostics Products Corporation (April 27, 2006)

Lazard’s analysis was based on the four week implied premia of such transactions. The implied premia in this analysis were calculated comparing the transaction price prior to the announcement of the transaction to the target company’s stock price one month prior to the announcement of the transaction. The results of these calculations are as follows:

	Range	Median
One-Month	18.4% -138.0%	63.3%

From these premia, Lazard, based on its experience with merger and acquisitions transactions, derived a reference range for the Common Stock of $2.60 to $5.24. Lazard noted that the Offer Price of $4.55 was within the range.

Miscellaneous

In connection with Lazard’s services as Monogram’s investment banker, Monogram agreed to pay Lazard an aggregate fee of $2.1 million, $1.6 million of which is contingent upon the consummation of the Offer and the remainder was payable upon the delivery of Lazard’s opinion. Monogram also agreed to reimburse Lazard for certain expenses incurred in connection with Lazard’s engagement and to indemnify Lazard and certain related persons under certain circumstances against certain liabilities that may arise from or relate to Lazard’s engagement, including certain liabilities under U.S. federal securities laws.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for estate, corporate and other purposes. Lazard has in the past provided, currently is providing and in the future may provide investment banking services to Monogram, for which Lazard has received compensation In addition, in the ordinary course of their respective businesses, affiliates of Lazard and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard) may actively trade securities of Monogram and/or securities of LabCorp for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of Lazard’s opinion was approved by an authorized committee of Lazard.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as investment banker to Monogram because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions, as well as its familiarity with the business of Monogram.

Monogram and LabCorp determined the Offer Price to be paid to the holders of Common Stock in the Offer and the merger through arm’s-length negotiations, and the board of directors approved the Offer Price. Lazard conducted the analyses and reviews summarized above for the purpose of providing an opinion to the board of directors as to the fairness, from a financial point of view, to the holders of Common Stock (other than excluded holders) of the Offer Price to be paid to such holders in the Offer and the merger. Lazard did not recommend any specific consideration to the board of directors or any other person or indicate that any given consideration constituted the only appropriate consideration for the Offer or the merger

Lazard’s opinion was one of many factors considered by the board of directors. Consequently, the summary of the analyses and reviews provided above should not be viewed as determinative of the opinion of the board of directors with respect to the Offer Price or of whether the board of directors would have been willing to recommend a different transaction or determine that a different Offer Price was fair. Additionally, Lazard’s opinion is not intended to confer any rights or remedies upon any employee or creditor of Monogram.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Information pertaining to the retention of Lazard by the Company in Item 4 (“The Solicitation or Recommendation—Opinion of Lazard Freres & Co. LLC”) is hereby incorporated by reference in this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to the Company’s stockholders on its behalf concerning the Offer or the merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

No transactions in the Common Stock have been effected during the past 60 days prior to the date of this Schedule 14D-9 by the Company or, to the knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals.

(a) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person.

(b) Except as indicated in Items 3 and 4 above, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to, or would result in (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company, (ii) any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(c) In addition, pursuant to Section 5.2 of the merger agreement, the Company has agreed not to (i) solicit, initiate, knowingly facilitate or knowingly encourage any inquiries, proposals or offers with respect to, or that constitute, or that would reasonably be expected to lead to, any takeover proposal, (ii) participate or engage in any discussions or negotiations with any third party regarding any takeover proposal, (iii) enter into any letter of intent, agreement in principle, memorandum of understanding, merger, acquisition, purchase or joint venture agreement or other agreement relating to any takeover proposal, or (iv) release or permit the release of any person from, or waive or permit the waiver of any provision of or right under, any confidentiality, non-solicitation, no hire, “standstill” or similar agreement to which the Company or any of its subsidiaries is a party or under which the Company or any of its subsidiaries has any rights.

(d) Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the board of directors, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8.	Additional Information.

Information Statement

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the merger agreement, of certain persons to be appointed to the board of directors other than at a meeting of the Company’s stockholders and is incorporated herein by reference.

Top-Up Option

Pursuant to the terms of the merger agreement, the Company granted to LabCorp and Purchaser an irrevocable option (the “Top-Up Option”), exercisable subject to and upon the terms and conditions set forth in the merger agreement, to purchase with a promissory note, bearing simple interest at 6% per annum, at a price per share equal to the Offer Price, that number of shares of Common Stock (the “Top-Up Option Company Shares”) equal to the lowest number of shares of Common Stock that, when added to the number of shares of Common Stock owned by Parent, Purchaser and their respective subsidiaries at the time of such exercise, shall constitute 1,000 shares more than 90% of the shares of Common Stock then outstanding (after giving effect to the issuance of the Top-Up Option Shares); provided, however, that the Top-Up Option shall not be exercisable unless, immediately after such exercise and the issuance of shares of Common Stock pursuant thereto, LabCorp and Purchaser shall own at least 90% of the outstanding shares of Common Stock (assuming the issuance of the Top-Up Option Shares); and provided, further, that in no event shall the Top-Up Option be exercisable for a number of shares of Common Stock in excess of the Company’s total authorized and unissued shares of Common Stock (including shares that are otherwise subscribed to or committed to be issued).

Conditions to the Offer

The information set forth in Section 14 of the Offer to Purchase is incorporated herein by reference.

Vote Required to Approve the Merger and DGCL Section 253

The board of directors has approved the Offer, the Top-Up Option, the merger and the merger agreement in accordance with the DGCL. Under Section 253 of the DGCL, if the Purchaser acquires, pursuant to the Offer, the Top-Up Option or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the merger after consummation of the Offer without a vote by the Company’s stockholders (a “Short-Form Merger”). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the merger.

State Takeover Laws

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders for a period of three years following the date such person became an interested stockholder unless:

•

the transaction in which the stockholder became an interested stockholder or the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder;

•

upon completion of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) the voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan); or

•	the business combination was approved by the board of the corporation and ratified by 66 2/3% of the outstanding voting stock which the interested stockholder did not own.

In accordance with the provisions of Section 203, the board of directors has approved the merger agreement and the transactions contemplated thereby, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the merger and the transactions contemplated under the merger agreement.

Appraisal Rights

The Company’s stockholders do not have appraisal rights in connection with the Offer. However, if the merger is completed, under Section 262 of the DGCL, any holder of Common Stock at the effective time of the merger (a “Remaining Stockholder”) who does not wish to accept the Offer Price for each share of Common Stock pursuant to the merger has the right to seek an appraisal and be paid the “fair value” of such holder’s Common Stock at the Effective Time (exclusive of any element of value arising from the accomplishment or expectation of the merger) judicially determined and paid to it in cash provided that such holder complies with the provisions of Section 262 of the DGCL.

The following is a brief summary of the statutory procedures to be followed by a Remaining Stockholder in order to dissent from the merger and perfect appraisal rights under the DGCL. This summary is not intended to be complete and is qualified in its entirety by reference to Section 262 of the DGCL, the text of which is set forth in Annex III hereto. Any Remaining Stockholder considering demanding appraisal is advised to consult legal counsel. Appraisal rights will not be available unless and until the merger (or a similar business combination) is consummated.

Remaining Stockholders of record who desire to exercise their appraisal rights must properly perfect their appraisal rights and fully satisfy all of the following conditions. A written demand for appraisal of Common Stock must be delivered to the Secretary of the Company (x) before the taking of the vote on the adoption of the merger agreement if the merger is not being effected as a Short-Form Merger but rather is being consummated following approval thereof at a meeting of the Company’s stockholders or pursuant to written consent of the Company’s stockholders (a “Long-Form Merger”) or (y) within 20 days after the date that the Surviving Corporation mails to the Remaining Stockholders a notice (the “Notice of Merger”) to the effect that the merger is effective and that appraisal rights are available (and includes in such notice a copy of Section 262 of the DGCL and any other information required thereby) if the merger is being effected as a Short-Form Merger without a vote or meeting of the Company’s stockholders. If the merger is effected as a Long-Form Merger, this written demand for appraisal of Common Stock must be in addition to and separate from any proxy or vote abstaining from or against the approval and adoption of the merger agreement, and neither voting against, abstaining from voting, nor failing to vote on the merger agreement will constitute a demand for appraisal within the meaning of Section 262 of the DGCL. In the case of a Long-Form Merger, any stockholder seeking appraisal rights must hold the Common Stock for which appraisal is sought on the date of the making of the demand, continuously hold such Common Stock through the Effective Time and otherwise comply with the provisions of Section 262 of the DGCL.

In the case of both a Short-Form Merger and a Long-Form Merger, a demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stock certificates. If shares of Common Stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand must be executed by the fiduciary. If shares of Common Stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, such demand must be executed by all joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he is acting as agent for the record owner.

A record owner, such as a broker, who holds Common Stock as a nominee for others, may exercise appraisal rights with respect to the Common Stock held for all or less than all beneficial owners of Common Stock as to which the holder is the record owner. In such case the written demand must set forth the number of shares of Common Stock covered by such demand. Where the number of shares of Common Stock is not expressly stated, the demand will be presumed to cover all shares of Common Stock outstanding in the name of such record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the date of any meeting of stockholders of the Company called to approve the merger in the case of a Long-Form Merger and within 20 days following the mailing of the Notice of Merger in the case of a Short-Form Merger.

Remaining Stockholders who elect to exercise appraisal rights must mail or deliver their written demands to: Monogram Biosciences, Inc. 345 Oyster Point Blvd., San Francisco, California 94080. The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares of Common Stock covered by the demand and that the stockholder is thereby demanding appraisal of such shares of Common Stock. In the case of a Long-Form Merger, the Company must, within ten days after the Effective Time, provide notice of the Effective Time to all stockholders who have complied with Section 262 of the DGCL and have not voted for approval and adoption of the merger agreement.

In the case of a Long-Form Merger, Remaining Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL must not vote for the adoption of the merger agreement or consent thereto in writing.

Voting in favor of the adoption of the merger agreement, or delivering a proxy in connection with the stockholders meeting called to adopt the merger agreement (unless the proxy votes against, or expressly abstains from the vote on, the adoption of the merger agreement), will constitute a waiver of the stockholder’s right of appraisal and will nullify any written demand for appraisal submitted by the stockholder.

Regardless of whether the merger is effected as a Long-Form Merger or a Short-Form Merger, within 120 days after the Effective Time, either the Company or any stockholder who has complied with the required conditions of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Common Stock of the dissenting stockholders. If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights and thereafter will appraise the Common Stock owned by such stockholders, determining the fair value of such Common Stock, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest to be paid, if any, upon the amount determined to be the fair value.

Remaining Stockholders who in the future consider seeking appraisal should have in mind that the fair value of their Common Stock determined under Section 262 of the DGCL could be more than, the same as, or less than the Offer Price, if they do seek appraisal of their shares of Common Stock, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to fair value under Section 262 of the DGCL. The Company expects that LabCorp would cause the Surviving Corporation to argue in any appraisal proceeding that, for purposes thereof, the “fair value” of the Common Stock is less than that paid in the Offer. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any dissenting stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all Common Stock entitled to appraisal. In the absence of such a determination or assessment, each party bears its own expenses.

Any Remaining Stockholder who has duly demanded appraisal in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote for any purpose the Common Stock subject to such demand or to receive payment of dividends or other distributions on such Common Stock, except for dividends or other distributions payable to stockholders of record at a date prior to the Effective Time.

At any time within 60 days after the Effective Time, any former holder of Common Stock shall have the right to withdraw his or her demand for appraisal and to accept the Offer Price for each share of Common Stock. After this period, such holder may withdraw his or her demand for appraisal only with the consent of the Company as the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, each stockholder’s rights to appraisal shall cease and all stockholders shall be entitled to receive the Offer Price for each share of Common Stock. Inasmuch as the Company has no obligation to file such a petition, and the Company understands LabCorp has no present intention to cause or permit the Surviving Corporation to do so, any stockholder who desires such a petition to be filed is advised to file it on a timely basis. However, no petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. Failure to take any required step in connection with the exercise of appraisal rights may result in the termination or waiver of such rights.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE

ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL COMMON STOCK IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE PRICE PAID IN THE OFFER THEREFOR.

Antitrust Compliance.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be completed until specified information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and specified waiting periods have been satisfied. These requirements apply to LabCorp’s and Purchaser’s acquisition of the shares of Common Stock in the Offer.

Under the HSR Act, the purchase of the shares of Common Stock in the Offer may not be completed until both LabCorp and Monogram file certain required information and documentary material concerning the Offer with the FTC and the Antitrust Division and observe the HSR Act’s notification and waiting periods. The HSR Act provides for an initial 15-calendar day waiting period following receipt of the necessary filings by the FTC and Antitrust Division. If the 15th calendar day of the initial waiting period is not a business day, the initial waiting period is extended until 11:59 PM of the next business day. LabCorp and Monogram each intends to file the Premerger Notification and Report Forms with the FTC and the Antitrust Division for review in connection with the Offer on July 1, 2009. The initial waiting period applicable to the purchase of shares of Common Stock will expire on July 16, 2009, prior to the initial expiration date of the Offer unless the waiting period is earlier terminated by the FTC and Antitrust Division or extended by a request from the FTC or Antitrust Division for additional information or documentary material from LabCorp prior to that time. If, before expiration or early termination of the initial 15 calendar day waiting period, either the FTC or the Antitrust Division issues a request for additional information or documentary material from LabCorp, the waiting period with respect to the Offer and the merger will be extended for an additional period of 10 calendar days following the date of LabCorp’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with LabCorp’s consent. The FTC or Antitrust Division may terminate the additional 10 calendar day waiting period before its expiration. In practice, complying with a request for additional information or documentary material may take a significant period of time.

At any time before or after the purchase of the shares of Common Stock by Purchaser, the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of the shares of Common Stock in the Offer and the merger, the divestiture of the shares of Common Stock purchased in the Offer or the divestiture of substantial assets of Purchaser, Monogram or any of their respective subsidiaries or affiliates. Private parties as well as attorneys general and foreign antitrust regulators may also bring legal actions under the antitrust laws under certain circumstances.

Legal Proceeding

On June 26, 2009, a putative shareholder class action lawsuit was filed by a single plaintiff against Monogram, LabCorp, the Purchaser and individual members of Monogram’s board of directors in the Superior Court of the State of California, San Francisco County (Case No. CGC-09-489866). The action, styled Andrei Pevgonen v. William Young, et al., alleges that (i) individual members of Monogram’s board of directors violated their fiduciary duties to Monogram’s stockholders, including their duties of loyalty, good faith, independence and candor, and allegedly failed to maximize value for Monogram’s stockholders by conducting an unfair sales process and entering into the merger agreement, and (ii) LabCorp and Monogram aided and abetted the other defendants in the breach of their fiduciary duties. The plaintiff seeks to enjoin the acquisition of Monogram by Purchaser and LabCorp and seeks other monetary damages in an unspecified amount.

On June 30, 2009, a putative shareholder class action lawsuit was filed by a single plaintiff against Monogram, LabCorp, the Purchaser and individual members of Monogram’s board of directors in the Court of Chancery of the State of Delware. The action, styled Tim Bleymeyer v. Monogram Biosciences, Inc. et al, alleges that (i) individual members of Monogram’s board of directors violated their fiduciary duties to Monogram’s stockholders, including their duties to (a) fully inform themselves of Monogram’s market value before taking action, (b) act in the interests of the equity owners, (c) maximize shareholder value, (d) obtain the best financial and other terms when Monogram’s existence will be materially altered by the transaction, (e) act in accordance with fundamental duties of loyalty, care and good faith and (f) act independently in the best interest of the corporation and its shareholders, and (ii) LabCorp and Monogram aided and abetted the other defendants in the breaches of their fiduciary duties. The plaintiff seeks to enjoin the acquisition of Monogram by Purchaser and LabCorp and seeks other monetary damages in an unspecified amount.

LabCorp and Monogram believe the allegations in each of the complaints described above are entirely without merit, and the defendants intend to vigorously defend each action. However, even a meritless lawsuit potentially may delay consummation of the transactions contemplated by the merger agreement, including the offer and the merger.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in, or incorporated by reference in, this Schedule 14D-9 are forward-looking statements and are subject to a variety of risks and uncertainties. Additionally, words such as “would,” “will,” “intend,” and other similar expressions are forward-looking statements. Such forward-looking statements include the ability of Monogram, Purchaser and LabCorp to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions set forth in the merger agreement and the possibility of any termination of the merger agreement. The forward-looking statements contained in this Schedule 14D-9 are based on Monogram’s current expectations, and those made at other times will be based on Monogram’s expectations when the statements are made. Some or all of the results anticipated by these forward-looking statements may not occur. Factors that could cause or contribute to such differences include, but are not limited to, the expected timetable for completing the proposed transaction, the risk and uncertainty in connection with a strategic alternative process, the impact of the current economic environment, operating losses and fluctuations in operating results, capital requirements, market acceptance of products, Monogram’s ability to raise capital if needed, uncertainties regarding intellectual property and other risks detailed from time to time in Monogram’s SEC reports, including its Annual Report on Form 10-K for the year ended December 31, 2008 as amended by Form 10-K/A. Monogram disclaims any intent or obligation to update these forward-looking statements.

Item 9.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated July 1, 2009. (1)(2)

(a)(1)(B)	Form of Letter of Transmittal. (1)(2)

(a)(1)(C)	Form of Notice of Guaranteed Delivery. (1)(2)

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)(2)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees. (1)(2)

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9. (1)(2)

(a)(1)(G)	Form of Summary Advertisement as published on July 1, 2009 in The Wall Street Journal. (1)

(a)(1)(H)	Joint press release issued by LabCorp and Monogram Biosciences, Inc., dated June 23, 2009 (incorporated herein by reference to the Joint Press Release filed under the cover of Schedule 14D-9C by the Company on June 23, 2009).

(a)(1)(I)	Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder (incorporated by reference to Annex I attached to this Schedule 14D-9). (2)

(a)(2)	Letter to Stockholders from the President and Chief Executive Officer of Monogram Biosciences, Inc., dated July 1, 2009.

(a)(5)(A)	Opinion of Lazard Freres & Co. LLC to the board of directors dated June 22, 2009 (incorporated by referenced to Annex II attached to this Schedule 14D-9).

(a)(5)(B)	Complaint (Case No. CGC-09-489866) filed by Andrei Pevgonen, individually and on behalf of all others similarly situated, against William Young, Cristina Kepner, William Jenkins, David Persing, Edmon Jennings, John Mendlein, Christine White, Monogram Biosciences, Inc., Laboratory Corporation of America Holdings, and Mastiff Acquisition Corp. in the Superior Court of the State of California, San Francisco County, on June 26, 2009.

(a)(5)(C)	Complaint filed by Tim Bleymeyer, individually and on behalf of all others similarly situated, against Monogram Biosciences, Inc., William D. Young, William Jenkins, Edmon R. Jennings, Cristina H. Kepner, John D. Mendlein, David H. Persing, Christine A. White, Laboratory Corporation of America Holdings, and Mastiff Acquisition Corp., in the Court of Chancery of the State of Delaware, on June 30, 2009.

(e)(1)	Agreement and Plan of Merger, dated as of June 22, 2009, by and among, LabCorp, Purchaser and Monogram (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2009).

(e)(2)	Form of Indemnity Agreement between Monogram and its directors and executive officers (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2009).

(e)(3)	Second Amended and Restated Employment Agreement, dated December 18, 2008, between William D. Young and the Company (incorporated by reference to Exhibit 10.4 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2009).

(e)(4)	Form of Executive Severance Benefits Agreement between the Company and its executive officers (incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2009).

Exhibit No.	Description

(e)(5)	Form of Retention Agreement between the Company and certain of its executive officers.

(e)(6)	Confidentiality Agreement, dated November 20, 2008, by and between the Company and LabCorp.

(e)(7)	Form of Support Agreement (Directors) (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2009).

(e)(8)	Form of Support Agreement (Executive Officers) (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2009).

(e)(9)	Option Termination Letter, dated June 22, 2009, by and between the Company and William D. Young (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on June 24, 2009).

(1)	Incorporated by reference to the Schedule TO filed by LabCorp and Purchaser on July 1, 2009.
(2)	Included in materials mailed to the stockholders of Monogram Biosciences, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MONOGRAM BIOSCIENCES, INC.

By:
Name:	William D. Young
Title:	Chairman of the Board of Directors and Chief Executive Officer

Dated: July 1, 2009

Annex I—Information Statement Pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

Annex II—Opinion of Lazard to the Board of Directors of Monogram Biosciences, Inc., dated June 22, 2009

Annex III—Section 262 of the Delaware General Corporation Law

ANNEX I

MONOGRAM BIOSCIENCES, INC.

345 OYSTER POINT BLVD

SOUTH SAN FRANCISCO, CA 94080

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

We Are Not Asking You for a Proxy and You Are Requested Not to Send us a Proxy.

This Information Statement (the “Information Statement”) is being mailed on or about July 1, 2009 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of Monogram Biosciences, Inc., a Delaware corporation (“Monogram” or the “Company”), with respect to the tender offer by Mastiff Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”) to the holders of record of shares of common stock, par value $0.001 per share, of Monogram (the “Common Stock”). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9. Unless the context indicates otherwise, in this Information Statement, the terms “us,” “we” and “our” refer to Monogram. You are receiving this Information Statement in connection with the possible election of persons designated by LabCorp to seats on the board of directors of Monogram. Such designation would be made pursuant to the Agreement and Plan of Merger, dated June 22, 2009 (the “merger agreement”), by and among LabCorp, Purchaser and Monogram that provides, among other things, that following the consummation of the Offer (as described below) and subject to the satisfaction or waiver of the conditions set forth in the merger agreement and in accordance with the applicable legal requirements, Purchaser will merge with and into the Company (the “merger”).

Pursuant to the merger agreement, Purchaser commenced a cash tender offer (the “Offer”) on July 1, 2009 to purchase all of the outstanding shares of Common Stock not owned by LabCorp at a price per share of $4.55, net to the seller in cash, without interest and subject to any tax withholding, upon the terms and conditions set forth in the Offer to Purchase, dated July 1, 2009 (the “Offer to Purchase”). Unless extended in accordance with the terms and conditions of the merger agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on Wednesday, July 29, 2009, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all shares of Common Stock validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to Monogram’s stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and LabCorp with the Securities and Exchange Commission (the “SEC”) on July 1, 2009.

The merger agreement provides that, after such time as Purchaser accepts for payment and pays for any shares of Common Stock validly tendered and not properly withdrawn pursuant to the Offer (the “Acceptance Time”), Purchaser will be entitled to elect or designate to serve on the board of directors the number of directors (rounded up to the next whole number) determined by multiplying the total number of directors on the board of directors (giving effect to the directors elected or designated by Purchaser pursuant to this sentence) by a fraction having a numerator equal to the aggregate number of shares of Common Stock then beneficially owned by LabCorp or Purchaser (including shares of Common Stock accepted for payment pursuant to the Offer and any shares of Common Stock issued in connection with Purchaser’s exercise of its Top-Up Option (as defined below)), and having a denominator equal to the total number of shares of Common Stock then issued and outstanding. Upon request from Purchaser, Monogram has agreed to take all actions reasonably necessary, including seeking and accepting resignations of incumbent directors, and if such resignations are not obtained, increasing the size of the board of directors, to enable Purchaser’s designees to be elected or designated to the board of directors. From and after the Acceptance Time, to the extent requested by Purchaser, Monogram must also use commercially reasonable efforts to cause the individuals designated by Purchaser to constitute the number of members (rounded up to the next whole number), as permitted by applicable law and the Nasdaq Marketplace Rules, on each committee of the board of directors that represents at least the same percentage as individuals designated by Purchaser represent on the board of directors.

In the event that Purchaser directors are elected or designated to the board of directors, the merger agreement provides that until the effective time of the merger (the “Effective Time”), the Company will cause the board of directors to maintain three directors who were directors prior to the execution of the merger agreement, each of whom shall be an “independent director” under the Nasdaq Marketplace Rules and eligible to serve on the Company’s audit committee under the Exchange Act and the Nasdaq Marketplace Rules and at least one of whom shall be an “audit committee financial expert” as defined in Item 407(d)(5)(ii) of Regulation S-K and the instructions thereto (the “Continuing Directors”). If any Continuing Director is unable to serve due to death, disability or resignation, the Company will take all necessary action (including creating a committee of the board of directors) so that the remaining Continuing Director(s) shall be entitled to elect or designate another person (or persons) who satisfies the foregoing independence requirements to fill such vacancy, and such person (or persons) shall be deemed to be a Continuing Director for purposes of the merger agreement.

After Purchaser’s designees constitute a majority of the board of directors prior to the Effective Time, then the affirmative vote of a majority of the Continuing Directors shall (in addition to the approvals of the board of directors or the stockholders of the Company as may be required by the Charter, the Bylaws or applicable law), be required for the Company to:

•	amend or terminate the merger agreement;

•

exercise or waive of any of Monogram’s rights, benefits or remedies thereunder if such action would adversely affect, or would reasonably be expected to adversely affect, the Company’s stockholders (other than LabCorp or Purchaser);

•	amend Monogram’s Charter or Bylaws if such action would adversely affect the Company’s stockholders (other than LabCorp or Purchaser); or

•

take any other action of the board of directors under or in connection with the merger agreement if such action would adversely affect, or would reasonably be expected to adversely affect, the Company’s stockholders (other than LabCorp or Purchaser).

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of Purchaser’s designees to the board of directors.

You are urged to read this Information Statement carefully. We are not, however, soliciting your proxy, and you are not required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning LabCorp, Purchaser and Purchaser’s designees has been furnished to Monogram by LabCorp, and Monogram assumes no responsibility for the accuracy or completeness of such information.

PURCHASER DESIGNEES

LabCorp and Purchaser have informed Monogram that it will choose its designees to the board of directors from the executive officers and directors of LabCorp and/or Purchaser listed in Annex I to the Offer to Purchase, a copy of which is being mailed to stockholders of Monogram. The information with respect to such individuals in Annex I to the Offer to Purchase is incorporated herein by reference. LabCorp has informed Monogram that each of the executive officers and directors of LabCorp and/or Purchaser listed in Annex I to the Offer to Purchase who may be chosen has consented to act as a director of Monogram, if so designated.

Based solely on the information set forth in Annex I to the Offer to Purchase filed by Purchaser, none of the executive officers or directors of LabCorp and/or Purchaser listed in Annex I to the Offer to Purchase (1) is currently a director of, or holds any position with, Monogram, or (2) has a familial relationship with any directors or executive officers of Monogram. Monogram has been advised that, to the best knowledge of Purchaser and LabCorp, none of the executive officers or directors of LabCorp and/or Purchaser listed in Annex I to the Offer to Purchase beneficially owns any equity securities (or rights to acquire such equity securities) of Monogram and none have been involved in any transactions with Monogram or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

LabCorp and Purchaser have informed Monogram that, to the best of its knowledge, none of the executive officers or directors of LabCorp and/or Purchaser listed in Annex I to the Offer to Purchase has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors) or has been a party to any judicial or administrative proceeding during the past five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

It is expected that Purchaser’s designees may assume office at any time following the purchase by Purchaser of shares of Common Stock pursuant to the Offer and the merger agreement, which purchase cannot be earlier than 12:00 midnight, New York City time, at the end of the day on Wednesday, July 29, 2009. It is currently not known which, if any, of the current directors of Monogram would resign.

CERTAIN INFORMATION CONCERNING MONOGRAM BIOSCIENCES, INC.

The authorized capital stock of Monogram consists of 84,000,000 shares of Common Stock and 5,000,000 shares of preferred stock, par value $0.001 per share. As of the close of business on June 22, 2009 there were 23,042,427 shares of Common Stock outstanding and no shares of preferred stock outstanding. The board of directors currently consists of seven members.

The Common Stock is the only class of voting securities of Monogram outstanding that is entitled to vote at a meeting of stockholders of Monogram. Each share of Common Stock entitles the record holder to one vote on all matters submitted to a vote of the stockholders.

CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF MONOGRAM BIOSCIENCES, INC.

The following table sets forth the current directors, executive officers and other key employees of the Company and their ages as of June 22, 2009:

Name	Age	Position(s)
Executive Officers and Directors
William D. Young	64	Chairman of the Board of Directors, Chief Executive Officer and Director
William Jenkins, M.D.	61	Director
Edmon R. Jennings	62	Director
Cristina H. Kepner	63	Director
John D. Mendlein, J.D., Ph.D.	49	Director
David H. Persing, M.D., Ph.D.	54	Director
Christine A. White, M.D.	57	Director
Michael P. Bates, M.D.	52	Vice President, Clinical Research
Kathy L. Hibbs	45	Senior Vice President, General Counsel
Alfred G. Merriweather	55	Senior Vice President, Finance and Chief Financial Officer
Gordon Parry, Ph.D.	58	Vice President, Research and Development, Oncology
Christos J. Petropoulos, Ph.D.	55	Vice President, Research and Development, Virology and Chief Scientific Officer
William J. Welch	47	Senior Vice President and Chief Commercial Officer
Jeannette M. Whitcomb, Ph.D.	48	Vice President, Operations
Patricia Wray	52	Vice President, Human Resources

EXECUTIVE OFFICERS AND DIRECTORS

William D. Young has served as the Company’s Chief Executive Officer since November 1999 and as the Chairman of the board of directors since May 1999. From March 1997 to October 1999, Mr. Young was Chief Operating Officer at Genentech, Inc., a biotechnology company. As COO at Genentech, Mr. Young was responsible for all of the company’s development, operations and commercial functions. Mr. Young joined Genentech in 1980 as Director of Manufacturing and Process Sciences and held various executive positions prior to becoming COO. Prior to joining Genentech, Mr. Young was employed by Eli Lilly and Company, a pharmaceutical company, for fourteen years. Mr. Young is a member of the board of directors of Biogen IDEC, Inc., a pharmaceutical and biotechnology company, and Theravance, Inc., a biopharmaceutical company. He received his bachelor’s degree in Chemical Engineering from Purdue University, his M.B.A. from Indiana University and an honorary Doctorate in Engineering from Purdue University. He was elected to the National Academy of Engineering, USA, in 1993.

William Jenkins, M.D., has served as a director since September 2000. Dr. Jenkins is the principal in his consulting firm William Jenkins Pharma Consulting and has been a consultant and advisor to pharmaceutical companies and investment and venture capital firms in the health sector since 1999. From 1992 to 1999, he served as Head of Clinical Development and Regulatory Affairs for Ciba-Geigy Limited, a chemical and pharmaceutical company, and later for post-merger Novartis Pharma AG, a health care products company. Prior to that, Dr. Jenkins was head of worldwide clinical research at GlaxoSmithKline plc, a pharmaceutical company, and a Deputy Head in the U.K. Drug Regulatory Agency. Dr. Jenkins is a member of the board of directors of BTG plc, a life sciences company, and Eurand Pharmaceutical Holdings B.V., a specialty pharmaceutical company. Dr. Jenkins received his M.D. from the University of Cambridge and has a specialist accreditation in Internal Medicine and Gastroenterology.

Edmon R. Jennings has served as a director since May 2001. From July 2003 until February 2008, Mr. Jennings served as President and CEO of Angiogenix, Inc., a biopharmaceutical company. From February 2000 to June 2003, Mr. Jennings was Chief Commercialization Officer at Pain Therapeutics, Inc., a medical research and development company. From 1985 to 2000, Mr. Jennings held senior management positions at Genentech, Inc., a biotechnology company, including Vice President of Corporate Development, Vice President of Sales and Marketing and Vice President of Sales. Prior to Genentech, for twelve years Mr. Jennings held positions with Bristol-Myers Oncology and Bristol Laboratories, both of which were divisions of Bristol-Myers (now Bristol-Myers Squibb), a pharmaceutical company. Mr. Jennings also serves as a director of TRF Pharma, Inc., a biotechnology company. Mr. Jennings received his bachelor’s degree in Liberal Arts from the University of Michigan at Ann Arbor.

Cristina H. Kepner has served as a director since May 1996. Ms. Kepner is an Advisor at Invemed Associates LLC, an investment banking firm from which she retired in December 2000. From 1978 to December 2000, Ms. Kepner was a director, Executive Vice President and Corporate Finance Director at Invemed. Ms. Kepner serves on the board of directors of Cepheid, a molecular diagnostics company, and previously served on the board of directors and as Chairman of the board of directors of Quipp, Inc., an equipment manufacturer for the newspaper industry which was acquired by Illinois Tool Works Inc. in June 2008. She received her bachelor’s degree from Pace University.

John D. Mendlein, J.D., Ph.D. has served as a director since December 2004. Dr. Mendlein was a member of ACLARA’s board of directors from April 2003 to December 2004, when ALACRA merged with the Company. Dr. Mendlein was Chairman and Chief Executive Officer of Adnexus Therapeutics Inc., a biotechnology company, from 2005 until its acquisition by Bristol-Myers Squibb in January 2008. Prior to joining Adnexus Therapeutics, Dr. Mendlein served as Chairman and Chief Executive Officer of Affinium Pharmaceuticals, Inc., a pharmaceutical company, from 2000 until 2005. Prior to joining Affinium, Dr. Mendlein served as Chief Knowledge Officer, General Counsel and Senior Vice President, Intellectual Property of Aurora Biosciences Corporation, a drug discovery company, from 1996 until 2000. Dr. Mendlein joined Fate Therapeutics, a biotechnology company, as executive chairman on May 14, 2008. Dr. Mendlein holds a Ph.D. in Physiology and Biophysics from the University of California, Los Angeles and a J.D. degree from the University of California, Hastings College of Law.

David H. Persing, M.D., Ph.D. has served as a director since December 2000. Dr. Persing received his bachelor’s degree in Biochemistry from San Jose State University, and his M.D. and Ph.D. (Biochemistry and Biophysics) concurrently from the University of California, San Francisco. After completion of his residency in Clinical Pathology and fellowship training at Yale University in 1989, Dr. Persing was appointed to the medical and research staff of the Mayo Clinic, a non-profit medical practice, where he became Director of the Molecular Microbiology Laboratory and an Associate Professor at the Mayo Medical School. Dr. Persing has been Executive Vice President, Chief Medical and Technology Officer of Cepheid, a molecular diagnostics company, since August 2005 and has served on the board of directors of Cepheid since April 2004. Prior to his experience with Cepheid, Dr. Persing was the Senior Vice President and Chief Scientific Officer at Corixa Corporation, a research and development-based biotechnology company, from 1999 to 2005. Additionally, he served as a Principal Investigator in the Infectious Disease Research Institute, a non-profit research organization.

Christine A. White, M.D. has served as a director since August 2008. Dr. White received her medical degree and residency training from the University of Chicago and is board certified in both Internal Medicine and Medical Oncology, completing her fellowship at University of California, San Diego and post-doctoral work with the Molecular Biology Breast Cancer/Dulbecco Laboratory of the Salk Institute. Since 2006, Dr. White has served as a consultant to various pharmaceutical companies and investment firms. From 1996 to 2005, Dr. White held a number of executive positions at Biogen IDEC, Inc., a pharmaceutical and biotechnology company and most recently served as Senior Vice President of Global Medical Affairs. While at Biogen, she played a key role in the clinical development and commercialization of both Rituxan ® and Zevalin ® . From 1994 to 1996, she was Director of Clinical Oncology Research at the Sidney Kimmel Cancer Center. From 1984 to 1994, Dr. White

held various positions at Scripps Memorial Hospitals and most recently was Medical Director of Oncology Research and Chair of the Department of Medicine. Dr. White is a past Chair of the California Breast Cancer Research Program’s Advisory Council and currently serves on the editorial boards of several peer reviewed scientific publications. Dr. White also serves on the board of directors of pharmaceutical companies Arena Pharmaceuticals and Apoptos, Inc. and Genoptix, Inc. a biopharmaceutical company.

Michael P. Bates, M.D. joined the Company’s Clinical Research group as Medical Director in January 2001, was promoted to Senior Director in 2003 and was named Vice President of Clinical Research in June 2004. Prior to joining the Company, Dr. Bates completed his internship and residency in Internal Medicine at the University of California, San Francisco, before pursuing fellowship training in Cardiology at Duke University in Durham, North Carolina, and in Infectious Diseases at the University of Washington in Seattle, Washington. Following two years on the junior faculty at the University of Washington and the Fred Hutchinson Cancer Research Center in Seattle, Dr. Bates moved to industry. Dr. Bates was Regional Medical Director/Medical Liaison for Roche, focusing on virology from February 1999 to December 2000.

Kathy L. Hibbs joined the Company as Vice President, General Counsel in April 2001, and was promoted to Senior Vice President in February 2007. Prior to joining the Company, Ms. Hibbs was Vice President and General Counsel for Multitude, Inc., an internet telecommunications company, which filed a petition for bankruptcy in 2001. Prior to that, from 1996 to 2000, she served as Senior Corporate Counsel at Varian Medical Systems, Inc., a leading manufacturer of integrated cancer therapy systems. At Varian, she was responsible for numerous legal matters including regulatory compliance, employment law, litigation and SEC reporting. Before her employment with Varian, Ms. Hibbs worked as a litigator for two California law firms and dealt with various legal issues, including civil rights and securities law. She received her J.D. degree from the University of California, Hastings College of Law, and her bachelor’s degree in Political Science from the University of California, Riverside.

Alfred G. Merriweather has served as the Company’s Chief Financial Officer since the Company’s merger with ACLARA in December 2004, and was promoted to Senior Vice President in February 2007. From December 2001 to December 2004, Mr. Merriweather served as Vice President, Finance, Chief Financial Officer and Secretary of ACLARA BioSciences, Inc. From 1999 to 2001, he was Vice President and Chief Financial Officer for Citadon, Inc., a software company. From 1996 to 1999, Mr. Merriweather was Vice President of Finance and Chief Financial Officer of Symphonix Devices, Inc., a manufacturer of implantable medical devices. From 1993 to 1996, Mr. Merriweather was Senior Vice President of Finance and Chief Financial Officer of LipoMatrix, Inc., a medical device company based in Neuchatel, Switzerland. Prior to that, Mr. Merriweather was Vice President of Finance and Chief Financial Officer of Laserscope, a manufacturer of surgical laser systems. Mr. Merriweather holds a Bachelor’s degree from the University of Cambridge, England.

Gordon Parry, Ph.D. joined the Company in 2007 as Senior Director of Research and Development, Oncology and in February 2008 became Vice President of Research and Development, Oncology. Prior to joining the Company, Dr. Parry worked for twelve years at Berlex Biosciences as the Department Head of their Cancer Research Department. Previously, he held a variety of research positions in academia, including ten years at the University of California’s Lawrence Berkeley Laboratory. He previously served as an Advisory Council Member for the California Breast Cancer Research Program. Dr. Parry received his Ph.D. in Biochemistry from the University of London.

Christos J. Petropoulos, Ph.D. joined the Company as the Company’s Director of Research and Development in August 1996, became Senior Director of Research and Development in September 1997, was named the Company’s Vice President, Research and Development in November 1999, was named the Company’s Vice President, Research and Development, Virology in December 2004, was named Vice President of Research and Development in October 2005 and in August 2007, was named Vice President of Research and Development, Virology. Since December 2004, Dr. Petropoulos has served as the Company’s Chief Scientific Officer. From 1992 to 1996, Dr. Petropoulos was a scientist at Genentech where he headed the Molecular

Virology Laboratory and the Research Virology and Molecular Detection Laboratories from 1994 to 1996. Dr. Petropoulos received his Ph.D. in Molecular and Cell Biology from Brown University.

William J. Welch has served as the Company’s Senior Vice President and Chief Commercial Officer since September 2005. From 1998 to 1999 and from 2001 to August 2005, Mr. Welch was with LaJolla Pharmaceutical, Inc., most recently as Vice President, Sales & Marketing. From 1999 to 2001, Mr. Welch was Vice President of Global Marketing for Dade Behring MicroScan where he managed marketing and strategic development for a $150 million business. From 1993 to 1998, Mr. Welch held a number of management positions with Abbott Laboratories, including General Manager of the Ambulatory Infusion Systems Division. Mr. Welch holds a Bachelor’s of Science degree from the University of California at Berkeley and an MBA from Harvard University.

Jeannette M. Whitcomb, Ph.D. joined the Company as one of the first scientists in the Research and Development department in 1996, transitioned to the Operations group in 2002 and was named Vice President of Operations in June 2003. Prior to joining the Company, Dr. Whitcomb was a Post-doctoral Fellow in Dr. Stephen H. Hughes’ lab at the National Cancer Institute — Frederick Cancer Research and Development Center. Prior to that, she was a Fogerty Fellow in Dr. Peter A. Cerutti’s lab at the Swiss Institute for Experimental Cancer Research in Lausanne, Switzerland. Dr. Whitcomb received her bachelor’s degree in Biology from Widener University in Chester, Pennsylvania and her Ph.D. in Microbiology and Immunology from the Temple University School of Medicine in Philadelphia.

Patricia Wray is the Vice President, Human Resources. She has overseen the Company’s Human Resources function in a number of capacities since 1998, beginning as the Company’s Senior Director of Human Resources prior to being named the Company’s Vice President of Human Resources in November 1999. In February of 2003 Ms. Wray’s role was converted to a consultant to the Company. In September of 2004, she returned as the Senior Director until again being named the Company’s Vice President of Human Resources in September 2006. Prior to joining the Company, Ms. Wray held a number of positions at Genetech including Director of Employee Relations and Training from 1989 to 1997. From 1981 to 1989, Ms. Wray worked as Employee Relations Manager at Hewlett-Packard in both the Networking and Analytical Instrument Divisions. She received her Masters degree from Michigan State University and a Bachelor’s of Science degree in Horticulture from the University of Delaware.

CORPORATE GOVERNANCE AND BOARD MATTERS

INDEPENDENCE OF THE BOARD OF DIRECTORS

As required under The Nasdaq Stock Market (“Nasdaq”) listing standards, a majority of the members of a listed company’s board of directors must qualify as “independent,” as affirmatively determined by the board of directors. The board of directors consults with the Company’s counsel to ensure that the board of directors’ determinations are consistent with relevant securities and other laws and regulations regarding the definition of “independent,” including those set forth in pertinent listing standards of Nasdaq, as in effect time to time.

Consistent with these considerations, after review of all relevant transactions or relationships between each director, or any of his or her family members, and the Company, its senior management and its independent auditors, the board of directors has affirmatively determined that the following six directors are independent directors within the meaning of the applicable Nasdaq listing standards: Dr. Mendlein, Dr. Persing, Ms. Kepner, Dr. Jenkins, Mr. Jennings and Dr. White. In making this determination, the board of directors found that none of these directors or nominees for director had a material or other disqualifying relationship with the Company. Mr. Young, the Company’s Chairman of the board of directors and Chief Executive Officer is not an independent director by virtue of his employment with the Company.

INFORMATION REGARDING THE BOARD OF DIRECTORS AND ITS COMMITTEES

The board of directors has three committees: an Audit Committee, a Compensation Committee, and a Nominating and Corporate Governance Committee. The following table provides membership and meeting information for fiscal 2008 for each of the committees:

Name	Audit		Compensation		Nominating
Thomas R. Baruch (a)
William Jenkins, M.D.	X		X	(Chair)
Edmon R. Jennings	X				X	(Chair)
Cristina H. Kepner	X	(Chair)	X
John D. Mendlein, M.D.			X
David H. Persing, M.D.			X
Christine A. White, M.D.					X
William D. Young
Total meetings in fiscal year 2008

(a)	Effective March 11, 2008, Mr. Baruch resigned as a member of our board of directors.

Below is a description of each committee of the board of directors. The board of directors has determined that each member of each committee meets the applicable Nasdaq rules and regulations regarding “independence” and that each member is free of any relationship that would impair his or her individual exercise of independent judgment with regard to the Company, except as specifically described below.

Audit Committee

The Audit Committee of the board of directors oversees our corporate accounting and financial reporting process. For this purpose, the Audit Committee performs several functions. Among other responsibilities, the Audit Committee evaluates the performance of and assesses the qualifications of the independent registered public accounting firm; determines the terms of the engagement of the independent registered public accounting firm; determines whether to retain or terminate the existing independent registered public accounting firm or to appoint and engage a new independent registered public accounting firm; determines and approves the retention of the independent registered public accounting firm to perform any proposed permissible non-audit services; monitors the rotation of partners of the independent registered public accounting firm on our engagement team as required by law; establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or auditing matters and the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters; reviews the financial statements to be included in our Annual Report on Form 10-K; and discusses with management and the independent registered public accounting firm the results of the annual audit and the results of the review of our quarterly financial statements. The Audit Committee is composed of three directors: Cristina H. Kepner (Chair), William Jenkins, and Edmon R. Jennings. The Audit Committee met 7 times during the fiscal year ended December 31, 2008. The Audit Committee has adopted a written Audit Committee Charter, which has been posted on our website (www.monogrambio.com) on the “Investor/Media” page under the heading “Corporate Governance;” however, information found on our website is not incorporated by reference into this information statement.

The board of directors annually reviews the Nasdaq listing standards definition of independence for Audit Committee members and has determined that all members of the Company’s Audit Committee are independent (as independence is currently defined in Rule 5605(a)(2) and (ii) of the Nasdaq listing standards). The board of directors has determined that Cristina H. Kepner qualifies as an “audit committee financial expert,” as defined in applicable Securities and Exchange Commission, or SEC rules.

Compensation Committee

The Compensation Committee reviews and approves our overall compensation strategy and policies; reviews and approves corporate performance goals and objectives relevant to the compensation of our executive officers and other senior management; reviews and approves the compensation and other terms of employment of our Chief Executive Officer; reviews and approves the compensation and other terms of employment of the other executive officers and administers our stock option and purchase plans, pension and profit sharing plans, stock bonus plans, deferred compensation plans and other similar programs. The Compensation Committee is composed of four directors: William Jenkins (Chair), Cristina H. Kepner, John D. Mendlein, and David H. Persing. All members of our Compensation Committee are independent (as independence is currently defined in Rule 5605(a)(2) of the Nasdaq listing standards). The Compensation Committee met 4 times during the fiscal year ended December 31, 2008. We also have a Non-Officer Stock Option Committee, currently composed of Mr. Young, Mr. Merriweather, Ms. Hibbs and Ms. Wray, which may award stock options to employees who are not officers, in amounts up to 100,000 shares per year. The Compensation Committee has adopted a written Compensation Committee Charter, which has been posted on our website (www.monogrambio.com) on the “Investor/Media” page under the heading “Corporate Governance;” however, information found on our website is not incorporated by reference into this information statement.

Compensation Committee Processes and Procedures

Typically, the Compensation Committee meets at least annually and with greater frequency if necessary. The agenda for each meeting is usually developed by the Chair of the Compensation Committee, in consultation with the Chief Executive Officer and the Vice President of Human Resources. The Compensation Committee meets in executive session as needed. However, from time to time, various members of management and other employees as well as outside advisors or consultants may be invited by the Compensation Committee to make presentations, provide financial or other background information or advice or otherwise participate in Compensation Committee meetings. The Chief Executive Officer may not participate in or be present during any deliberations or determinations of the Compensation Committee regarding his compensation. The charter of the Compensation Committee grants the Compensation Committee full access to all books, records, facilities and personnel of the Company, as well as authority to obtain, at the expense of the Company, advice and assistance from internal and external legal, accounting or other advisors and consultants and other external resources that the Compensation Committee considers necessary or appropriate in the performance of its duties. In particular, the Compensation Committee has the sole authority to retain compensation consultants to assist in its evaluation of executive and director compensation, including the authority to approve the consultant’s reasonable fees and other retention terms. During the past fiscal year, the Compensation Committee did not engage any outside compensation consultants.

Historically, the Compensation Committee has generally made most significant adjustments to annual compensation, determined bonus and equity awards and established new performance objectives at one or more meetings held during the first quarter of the year. Generally, the Compensation Committee’s process is composed of two related elements: the determination of compensation levels and the establishment of performance objectives for the current year. For executives other than the Chief Executive Officer, the Compensation Committee considers evaluations and recommendations made by the Chief Executive Officer. In the case of the Chief Executive Officer, the evaluation of his performance is conducted by the Compensation Committee, which determines any adjustments to his compensation as well as awards to be granted. For all executives and directors, as part of its deliberations, the Compensation Committee may review and consider, as appropriate, materials such as financial reports and projections, operational data, tax and accounting information, tally sheets that set forth the total compensation that may become payable to executives in various hypothetical scenarios, executive and director stock ownership information, company stock performance data, analyses of historical executive compensation levels and current Company-wide compensation levels, and recommendations of the Compensation Committee’s compensation consultant, including analyses of executive and director compensation paid at other companies.

The specific determinations of the Compensation Committee with respect to executive compensation for the fiscal year ended December 31, 2008 are described in greater detail in the Compensation Discussion and Analysis section of this information statement.

Nominating and Corporate Governance Committee

The Nominating Committee of the board of directors is responsible for identifying, reviewing and evaluating candidates to serve as our directors (consistent with criteria approved by the board of directors), reviewing and evaluating incumbent directors, recommending to the board of directors for selection candidates for election to the board of directors, making recommendations to the board of directors regarding the membership of the committees of the board of directors, periodically reviewing and making appropriate recommendations regarding compensation paid to non-employee directors on the board of directors and periodically reviewing and making appropriate recommendations regarding plans for succession to the office of our Chief Executive Officer. In 2007, the Nominating Committee consisted of Thomas R. Baruch (Chair) and Edmon R. Jennings. Upon Mr. Baruch’s resignation from our board of directors in March 2008, Mr. Jennings was appointed as Chair of the Nominating Committee. In 2008, the Nominating Committee consisted of Mr. Jennings and Christine A. White. All members of the Nominating Committee are independent (as independence is currently defined in Rule 4200(a)(15) of the Nasdaq listing standards). The Nominating Committee did not meet during the fiscal year ended December 31, 2008. As Dr. White was new to the Committee and Mr. Jennings, the Committee chairman, was a potential nominee for director, the director nominees for the 2008 Annual Meeting were nominated at a regular meeting of the board of directors by a majority of the independent directors, following the nominating process of the Nominating Committee. The Nominating Committee has adopted a written Nominating Committee Charter which has been posted on our website (www.monogrambio.com) on the “Investor/Media” page under the heading “Corporate Governance;” however, information found on our website is not incorporated by reference into this information statement.

The Nominating Committee believes that candidates for director should have certain minimum qualifications, including being able to read and understand basic financial statements, being over 21 years of age and having the highest personal integrity and ethics. The Nominating Committee also intends to consider such factors as possession of relevant expertise upon which to be able to offer advice and guidance to management, having sufficient time to devote to our affairs, demonstrated excellence in his or her field, having the ability to exercise sound business judgment and having the commitment to rigorously represent the long-term interests of our stockholders. However, the Nominating Committee retains the right to modify these qualifications from time to time. Candidates for director nominees are reviewed in the context of the current composition of the board of directors, our operating requirements and the long-term interests of stockholders. In conducting this assessment, the Nominating Committee considers diversity, age, skills, and such other factors as it deems appropriate given the current needs of the board and Monogram, to maintain a balance of knowledge, experience and capability. In the case of incumbent directors whose terms of office are set to expire, the Nominating Committee reviews these directors’ overall service to us during their term, including the number of meetings attended, level of participation, quality of performance, and any other relationships and transactions that might impair such directors’ independence. In the case of new director candidates, the Nominating Committee also determines whether the nominee must be independent for Nasdaq purposes, which determination is based upon applicable Nasdaq listing standards, applicable SEC rules and regulations and the advice of counsel, if necessary. The Nominating Committee then uses its network of contacts to compile a list of potential candidates, but may also engage, if it deems appropriate, a professional search firm. The Nominating Committee conducts any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the board. The Nominating Committee meets to discuss and consider such candidates’ qualifications and then selects a nominee for recommendation to the board of directors by majority vote. To date, the Nominating Committee has not paid a fee to any third party to assist in the process of identifying or evaluating director candidates. To date, the Nominating Committee has not rejected a timely director nominee from a stockholder or stockholders holding more than 5% of our voting stock.

At this time, the Nominating Committee does not consider director candidates recommended by stockholders. The Nominating Committee believes that it is in the best position to identify, review, evaluate and select qualified candidates for board membership, based on the comprehensive criteria for board membership approved by the board.

MEETINGS OF THE BOARD OF DIRECTORS; ANNUAL MEETING ATTENDANCE

The board of directors met 8 times during the last fiscal year ended December 31, 2008. Each board of directors member attended 75% or more of the aggregate of the meetings of the board of directors and of the committees on which they served, held during the period for which they were a director or committee member, respectively. It is our policy to encourage directors and nominees for director to attend our Annual Meeting of the Stockholders. One of our directors and nominees for director attended our 2008 Annual Meeting.

STOCKHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Historically, we have not adopted a formal process for stockholder communications with the board of directors. Nevertheless, every effort has been made to ensure that the views of stockholders are heard by the board of directors or individual directors, as applicable, and that appropriate responses are provided to stockholders in a timely manner. We believe our responsiveness to stockholder communications to the board of directors has been excellent. Persons interested in communicating with the independent directors with their concerns or issues may address correspondence to a particular director, or to the independent directors generally, in care of Monogram Biosciences, Inc. at 345 Oyster Point Boulevard, South San Francisco, California 94080. If no particular director is named, letters will be forwarded, depending on the subject matter, to the Chair of the Audit, Compensation, or Nominating Committee.

CODE OF BUSINESS CONDUCT AND ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our directors and employees (including our principal executive officer, principal financial officer and principal accounting officer), and have posted the text of the policy on our website (www.monogrambio.com) on the “Investor/Media” page under the heading “Corporate Governance;” however, information found on our website is not incorporated by reference into this report. In addition, we intend to promptly disclose (a) the nature of any amendment to the policy that applies to our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions and (b) the nature of any waiver, including an implicit waiver, from a provision of the policy that is granted to one of these specified individuals, the name of such person who is granted the waiver and the date of the waiver on our website in the future.

SECURITY OWNERSHIP OF

CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding the ownership of our Common Stock as of June 22, 2009 by: (i) each director and nominee for director; (ii) each of the executive officers named in the Summary Compensation Table; (iii) all of our executive officers and directors as a group; and (iv) all those known by us to be beneficial owners of more than five percent of our Common Stock. Some of the information with respect to beneficial ownership has been furnished to us by each director, officer or 5% or more stockholder, as the case may be. Except as otherwise indicated, we believe that the beneficial owners of the Common Stock listed below, based on the information each of them has given us, have sole investment and voting power with respect to their shares, except where community property laws may apply.

Beneficial ownership is determined according to the rules of the Securities and Exchange Commission, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, and includes options, warrants and convertible securities that are currently exercisable or convertible within 60 days of June 22, 2009.

The table lists applicable percentage ownership based on 23,042,427 shares of Common Stock outstanding as of June 22, 2009. Options and warrants to purchase shares of Common Stock and securities convertible into shares of Common Stock that are exercisable or convertible within 60 days of June 22, 2009 are deemed to be beneficially owned by the persons holding these securities for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person’s ownership percentage. Shares underlying options, warrants and convertible securities that are deemed beneficially owned are listed in this table separately in the column labeled “Shares Subject to Options, Warrants and Convertible Securities.” These shares are included in the number of shares listed in the column labeled “Total Number.”

	Shares Beneficially Owned(a)
Name of Beneficial Owner	Total Number	Shares Subject to Options, Warrants and Convertible Securities	Percent of Class Beneficially Owned
5% Stockholders
Federated Investors, Inc. (b)	3,914,816	—	16.99%
Kenneth F. Siebel (c)	3,062,471	—	13.29%
Pfizer Inc. (d)	2,270,529	1,540,471	9.24%
Highbridge International LLC (e)	1,984,127	1,984,127	7.93%
Kopp Investment Advisors Inc. (f)	1,299,044	—	5.64%
Persons affiliated with Gruber & McBaine Capital Management, LLC (g)	1,397,667	—	6.07%

Directors and Executive Officers
William D. Young (h)	715,798	647,734	3.02%
Alfred G. Merriweather (i)	185,333	178,900	*
Christos J. Petropoulos, Ph.D. (j)	181,746	170,624	*
Michael P. Bates, M.D. (k)	114,691	106,695	*
William J. Welch (l)	93,837	90,361	*
Cristina H. Kepner	56,345	29,537	*
David H. Persing, M.D., Ph.D.	31,203	29,537	*
William Jenkins, M.D.	29,537	29,537	*
Edmon R. Jennings	28,054	27,871	*
John D. Mendlein, J.D., Ph.D.	37,473	37,473	*
Christine A. White, M.D.	3,429	3,429	*
All directors and executive officers as a group (15 persons)	1,840,713	1,669,940	7.45%

*	Less than one percent.

(a)	This table is based upon information supplied by officers, directors and principal stockholders and Schedules 13D, 13G and Form 4’s filed with the SEC. Unless otherwise indicated, the address of each person in this table is c/o Monogram Biosciences, Inc., 345 Oyster Point Boulevard, South San Francisco, California 94080.
(b)	The business address for Federated Investors, Inc. is Federated Investor Tower, Pittsburgh, PA 15222-3779. This information is based solely on a Schedule 13G/A filed with the SEC on February 17, 2009.
(c)	The shares include shares beneficially owned directly and indirectly by Mr. Siebel, including shares of Common Stock beneficially owned by Private Wealth Partners LLC, a California limited liability company and a registered investment adviser (“IA”). Mr. Siebel controls IA by virtue of Mr. Siebel’s position as a majority managing member of IA. IA acts as an investment advisor to PWP Partnership Fund, LLC and manages discretionary client accounts that include shares of Common Stock. The business address for Kenneth F. Siebel is 80 E. Sir Francis Drake Blvd., 4th Fl., Larkspur, CA 94939. This information is based solely on a Form 4 with the SEC on May 26, 2009.
(d)	The total number of shares beneficially owned represents 2,270,529 shares of Common Stock that are initially issuable upon conversion of the Amended and Restated 3.0% Senior Secured Convertible Note due May 19, 2010, issued by the Company to Pfizer Inc. on May 5, 2006 and amended and restated in January of 2007, at $16.23 per share, 295,276 shares of Common Stock issued in connection with quarterly interest payments on the Note, and 434,782 shares of Common Stock owned by Pfizer Overseas Pharmaceuticals, a wholly-owned subsidiary of Pfizer Inc. The information regarding the Pfizer Overseas Pharmaceuticals shares is based solely on a Schedule 13D/A filed with the SEC on February 11, 2005. The business address for Pfizer Inc. and Pfizer Overseas Pharmaceuticals is 235 East 42nd Street, New York, New York 10017.
(e)	These shares are issuable upon conversion of a 0% Senior Unsecured Note issued by the Company to Highbridge International, LLC on January 12, 2007. Pursuant to the terms of an Indenture, dated January 12, 2007, up to 224,500 additional shares may be issued upon conversion of the 0% Senior Unsecured Note upon certain change of control events.
(f)	This information is based solely on a Schedule 13G/A filed with the SEC on January 21, 2009.
(g)	The shares include shares beneficially owned by Jon D. Gruber and J. Patterson McBaine. Gruber & McBaine Capital Management, LLC (“GMCM”) is a registered investment advisor whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from, the sale of the shares. Mr. Gruber and Mr. McBaine are the managers, controlling persons and portfolio managers of GMCM. No individual client’s holdings of Common Stock are more than five percent of the Company’s outstanding Common Stock. GMCM, Mr. Gruber and Mr. McBaine constitute a group within the meaning of Rule 13d-5(b) of the Securities Exchange Act of 1934. This information is based solely on a Schedule 13G filed with the SEC on March 26, 2009. GMCM has shared voting and dispositive power over 1,075,225 shares. Mr. Gruber has sole voting and dispositive power over 161,770 shares and shared voting and dispositive power over 1,075,225 shares. Mr. McBaine has sole voting and dispositive power over 160,672 shares and shared voting and dispositive power over 1,075,225 shares.
(h)	Total number of shares beneficially owned includes 4,174 shares that are held in trust by the Company’s 401(k) plan as part of matching contributions in the form of Common Stock.
(i)	Total number of shares beneficially owned includes 3,278 shares that are held in trust by the Company’s 401(k) plan as part of matching contributions in the form of Common Stock.
(j)	Total number of shares beneficially owned includes 472 shares that are held in trust by the Company’s 401(k) plan as part of matching contributions in the form of Common Stock.
(k)	Total number of shares beneficially owned includes 3,862 shares that are held in trust by the Company’s 401(k) plan as part of matching contributions in the form of Common Stock.
(l)	Total number of shares beneficially owned includes 2,288 shares that are held in trust by the Company’s 401(k) plan as part of matching contributions in the form of Common Stock.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 (the “1934 Act”) requires our directors and executive officers, and persons who own more than ten percent of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

To our knowledge, based solely on a review of copies of such reports furnished to us and written representations that no other reports were required, during the fiscal year ended December 31, 2008 all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners were complied with.

COMPENSATION DISCUSSION AND ANALYSIS

OVERVIEW

The goal of our executive compensation program is to provide a structure of incentives and rewards that will drive behavior and performance in a way that builds long-term value for our stockholders. In support of this goal, we have implemented compensation and benefit programs that are designed to:

•	drive and reward performance;

•	align the interests of management and stockholders;

•	enable the recruitment and retention of high quality executives; and

•	provide fair and reasonable levels of compensation.

We have implemented specific compensation elements to address these objectives. These have included base salary, equity participation, benefits and a cash bonus plan. Some of these are short-term in nature and others are more relevant as longer term incentives and rewards. Our goal is to have a blend of compensation elements that in the aggregate meets the objectives described above.

The Compensation Committee of our board of directors oversees our executive compensation arrangements, in accordance with a committee charter approved by the board of directors.

This discussion sets out our approach to executive compensation. However, overlaid on this approach is the Company’s financial position and the general economic environment in which the Company operates. As a result of these factors, actions have been taken recently to eliminate cash bonus payments for 2008, to not implement a cash bonus program for 2009, and to maintain salaries at their 2008 levels without increases for 2009. In addition, our chief executive officer voluntarily took a salary reduction effective January 1, 2009. These actions are described below.

COMPENSATION OBJECTIVES

The following are the principal objectives of our compensation programs.

Performance — We strive to maintain a performance-oriented culture. Each of our compensation elements are designed to recognize the actual performance and the potential future performance of our executive officers. We expect all of our executive officers to perform to high standards of competence. We also expect them to set and achieve appropriate goals for their area of responsibility and for the company as a whole.

Alignment with Stockholders — We seek to align ourselves with the interests of our stockholders. We do this by setting our goals based on the business milestones that we believe are most likely to drive long term stockholder value and by tying significant elements of executive compensation to our business success. Cash bonuses are designed to acknowledge short term goal accomplishment while over the long-term, executive officers expect to benefit directly from increases in the value of our Common Stock through equity participation, primarily stock options.

Recruiting and Retention — Building an outstanding organization and delivering excellence in all aspects of our performance requires that we hire and retain, high quality executives. We believe that an environment in which employees are able to have an enjoyable, challenging and rewarding work experience is critical to our ability to recruit and retain the right people. A critical aspect of that environment is the structure of incentives and rewards that are embedded in the compensation structure. We strive to keep this structure competitive so that qualified people are motivated to join our team and to stay at Monogram for long and successful careers.

Fair and Reasonable — We strive to make our compensation programs fair in two ways. First, we aim for fairness internally in relation to other executives and to other employees throughout the organization. Second, we seek fairness externally in relation to comparable positions in other companies. We also set compensation levels that are reasonable in terms of our overall financial and competitive condition as a company and that reflect the experience, skills and level of responsibility of the executive. We utilize data from the Radford Global Life Sciences Survey for companies nationwide with 150-499 employees to aid in benchmarking our cash compensation levels to outside market conditions. We did not, for 2008, benchmark against a list of specifically identified peer companies, or do we know which specific companies’ data comprises the Radford Global Life Sciences Survey results.

IMPLEMENTING OUR OBJECTIVES

Roles of the Compensation Committee and Management — The Compensation Committee of the board of directors operates under a board-approved charter. This charter specifies the principal responsibilities of the committee as follows: (i) to review and approve the overall compensation strategy (including performance goals, compensation plans, programs and policies, employment and similar agreements with executive officers); (ii) to determine the compensation and terms of employment of the chief executive officer and the other executive officers; (iii) to administer and to recommend adoption, change or termination of plans, including option plans, bonus plans, deferred compensation plans, pension plans; and (iv) to establish appropriate insurance for the directors and officers. The committee consists of four directors, each of whom satisfies the independence requirements of the Nasdaq Global Market as well as applicable SEC and IRS regulations.

The Chief Executive Officer and the Vice President of Human Resources attend Compensation Committee meetings, except those meetings or portions of those meetings where their respective compensation is being discussed by the committee. The Chief Executive Officer, with the assistance of the Vice President of Human Resources, presents performance assessments of other executive officers to the Compensation Committee and proposes ranges of compensation benefits for each officer based upon each respective assessment. Neither the Company nor the Compensation Committee engaged any third-party consultants regarding 2008 executive compensation. The performance of each of our executive officers is evaluated annually at the end of the calendar year. The chief executive officer’s performance is evaluated by the Compensation Committee and the performance of the other executive officers is evaluated by the chief executive officer and reviewed with the Compensation Committee. The factors taken into account in the evaluation of performance include: the extent to which pre-established goals were accomplished and the extent to which the executive demonstrated leadership, creativity, teamwork and commitment, and embodied our Company values. Other factors that are considered in making compensation determinations are the experience, skill level and level of responsibility of the executive and competitive market conditions.

Equity Grant Practices — All options granted to executive officers must be approved by either the Compensation Committee or the board of directors. At the time of hire, options are granted effective on the employment start date for the executive. Generally, we assess all of our executive officers on an annual basis for potential additional stock option grants. These annual awards are approved by the Compensation Committee or by the board of directors. In 2008, 2007 and 2006, these awards were granted at the first regularly scheduled board meeting of the calendar year, on March 13, 2008, March 29, 2007, and April 7, 2006, respectively. These options vest in accordance with our normal vesting schedule, which is 25% after twelve months and then in equal monthly increments over the remaining three years of a four-year vesting term.

ELEMENTS USED TO ACHIEVE COMPENSATION OBJECTIVES

Base Salary — In determining base salaries for our executive officers, we benchmarked each of our executive positions using the data from the Radford Global Life Sciences Survey for companies nationwide with 150-499 employees. We used the 50 th percentile as a general benchmark for salary levels. However, many factors affected the determination of the salary level for individual executives, including performance, experience, skill, responsibilities and competitive market factors. In general, we seek to provide a fair, reasonable and competitive level of base salary. Salaries were reviewed in January 2008 based on these principles, but for 2009 no salary adjustments were made.

Cash Bonus — While we believe that the provision of short-term cash incentives is important to aligning the interests of executive officers and stockholders, and to the rewarding of performance, we also take into account the overall financial situation of the Company. For 2008, we implemented a cash bonus plan that provided for the payment of cash bonuses based on the Compensation Committee’s assessment of the Company’s performance against specified pre-determined corporate goals for the year including revenue, operational and product development goals, as well as an assessment of individual performance for each executive. The chief executive officer was eligible for a total target bonus of up to 35% of base salary. The other executive officers were each eligible for a total target bonus of up to 30% of base salary. In determining these target bonus percentages, we benchmarked our executives using the Radford Global Life Sciences Survey for companies nationwide with 150-499 employees, with the 50 th percentile as a general target for potential bonus levels. In December 2008, on the recommendation of the Chief Executive Officer, the board of directors determined that no bonuses would be paid for 2008 due to the Company’s cash position and overall financial situation. Furthermore, no cash bonus plan has been implemented for 2009.

Equity Incentive — We utilized stock options as the primary method of equity participation for our executive officers. In the future, we may consider using other forms of equity participation such as restricted stock grants. Equity incentive awards are determined separately and independently from cash-based awards. We determined option grants by reference to our own capitalization structure and to internally generated benchmarks that we established to determine appropriate levels of stock option grants for our employees. These options vest in accordance with our normal vesting schedule, which is 25% after twelve months and then in equal monthly increments over the remaining three years of a four-year vesting term.

Benefits — We provide a competitive range of health and other benefit programs to our executive officers, which are provided on the same basis to the executive officers and all employees. These benefits include health and dental insurance, life and disability insurance, and a 401(k) plan with certain matching contributions made in company stock.

In addition to these benefit programs, we offer a non-qualified deferred compensation plan. Those eligible for this plan include members of the board of directors, the executive officers and certain other senior employees. Under this plan, individuals enrolled in the plan can, by election in advance, defer a portion of their total compensation on a pre-tax basis. None of our executive officers have participated in this plan. There are no special perquisites or benefit programs made available exclusively to any of the executive officers, either individually or as a group.

Relocation — When necessary and appropriate, upon the hire of new executives, we may pay additional amounts in reimbursement of relocation costs and/or as additional compensation to assist with the high cost of housing in the San Francisco Bay Area.

Severance — Under provisions of our chief executive officer’s employment agreement, in the event of termination of employment for reasons other than cause, he is entitled to receive severance benefits, as described below under “ Employment, Severance and Change of Control Agreements. “ We entered into this agreement with Mr. Young to attract and retain his services. None of our other executive officers have agreements providing for any severance payments, except in the context of a change in control, as described below.

Change in Control — In the event of an actual or constructive termination of employment, other than for cause, within three months before or twenty-four months after a change of control of the Company, our Executive Officers will receive severance benefits, as described below under “ Employment, Severance and Change of Control Agreements. “ We enter into these agreements to help attract and retain key executive talent for the Company.

COMPENSATION OF THE EXECUTIVE OFFICERS IN 2008

William D. Young, Chairman and Chief Executive Officer — Mr. Young’s base salary was set at $499,000 for 2008, an increase of 5% over his salary for 2007. This increase reflected the compensation committee’s assessment of his performance in leading the Company and based on his experience, skills and leadership abilities. Effective January 1, 2009, Mr. Young’s salary was reduced, at his request, to $449,100. No cash bonus was paid to Mr. Young for 2008. At the time of our annual review of stock option grants, on March 13, 2008, Mr. Young was granted an option to purchase 58,333 shares of Common Stock at an exercise price of $6.90 per share. This option grant was considered appropriate by the Compensation Committee, taking into account Mr. Young’s performance, role, responsibilities and anticipated contributions to the Company. This option vests in accordance with our normal vesting schedule, which is 25% after twelve months and then in equal monthly increments over the remaining three years of a four-year vesting term.

Alfred G. Merriweather, Senior Vice President and Chief Financial Officer; William J. Welch, Senior Vice President and Chief Commercial Officer; Christos J. Petropoulos, Ph.D., Vice President R&D Virology and Chief Scientific Officer; Michael P. Bates, M.D., Vice President Clinical Research — Base salary for the other Executive Officers were set for 2008 at the following levels, and represented the stated percentage increase over their salaries for 2007: Mr. Merriweather — $290,000 (5%); Mr. Welch — $310,000 (4%); Dr. Petropoulos — $281,200 (0%); and Dr. Bates — $316,000 (3%). These salaries were set at market levels and also reflect the Compensation Committee’s concurrence with Mr. Young’s assessment of their performance in leading their functions, in execution of pre-established goals for their functions and in contributing to the Company’s overall progress. In the case of Dr. Petropoulos, his responsibilities were reduced in late 2007 from all research and development activities to virology research and development and, accordingly, no salary increase was awarded for 2008. No cash bonuses were paid to any of our Executive Officers for 2008 nor have any cash bonus arrangements been put in place for 2009.

At the time of our annual review of stock option grants, on March 13, 2008, the Executive Officers were granted options to purchase the following number of shares of Common Stock at an exercise price of $6.90 per share: Mr. Merriweather — 20,832; Mr. Welch – 20,832; Dr. Petropoulos — 12,499; and Dr. Bates — 19,166. These option grants were considered appropriate by the Compensation Committee, taking into account the executives’ performance, roles, responsibilities and anticipated contributions to the Company. These options vest in accordance with our normal vesting schedule, which is 25% after twelve months and then in equal monthly increments over the remaining three years of a four-year vesting term.

In accordance with our agreement with Mr. Welch at the time of his recruitment to be our Chief Commercial Officer in 2005 and his relocation to the San Francisco Bay Area, we paid and continue to pay him certain mortgage assistance payments. In 2008, we paid Mr. Welch $20,000 in mortgage assistance payments and we agreed to extend these assistance payments through 2009.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis (“CD&A”) contained in this Information Statement. Based on this review and discussion, the Compensation Committee has recommended to the board of directors that the CD&A be included in this Information Statement.

John D. Mendlein, J.D., Ph.D.

David H. Persing, M.D., Ph.D.

Cristina H. Kepner

William Jenkins, M.D.

The material in this report is not “soliciting material”, is not deemed “filed” with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS *

The Audit Committee of the board of directors is composed of three independent directors and operates under a written charter adopted by the board of directors. Three directors comprise the Audit Committee: Cristina H. Kepner (Chair), William Jenkins, and Edmon R. Jennings.

Management is responsible for Monogram’s internal controls and the financial reporting process. Monogram’s independent registered public accounting firm, PricewaterhouseCoopers LLP, is responsible for performing an independent audit of Monogram’s financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Audit Committee’s responsibility is to monitor and oversee these processes.

The Audit Committee has met and held discussions with management and PricewaterhouseCoopers LLP. Management represented to the Audit Committee that Monogram’s financial statements for the fiscal year ended December 31, 2008 were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed those financial statements with management and with PricewaterhouseCoopers LLP. The Audit Committee discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

PricewaterhouseCoopers LLP also provided to the Audit Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board, and the Audit Committee discussed with the independent registered public accounting firm the firm’s independence.

Based on the Audit Committee’s discussion with management and PricewaterhouseCoopers LLP and the Audit Committee’s review of the representation of management and the report of the independent registered public accounting firm to the Audit Committee, the Audit Committee recommended that the board of directors include the audited financial statements in Monogram’s Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission.

The Audit Committee of the Board of Directors of Monogram Biosciences, Inc.:

Cristina H. Kepner (Chair)

William Jenkins, M.D.

Edmon R. Jennings

*	The material in this report is not “soliciting material,” is not deemed “filed” with the SEC, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, irrespective of any general incorporation language in that filing.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding compensation awarded to or paid to, or earned by the Company’s Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers (the “Executive Officers”) in 2008. Compensation for 2007 and 2006 is presented for executives who were also Executive Officers in 2007 and 2006, respectively. Compensation is not presented for Dr. Bates in 2006 because he was not an Executive Officer in 2006.

SUMMARY COMPENSATION TABLE FOR FISCAL 2008

Name and Principal Position	Year	Salary ($)	Option Awards (a)($)	All Other Compensation($)		Total ($)
William D. Young (Chairman of the Board of Directors and Chief Executive Officer)	2008	$498,446	$492,269	$5,125	(b)	$995,840
	2007	$475,000	$731,487	$5,125	(b)	$1,211,612
	2006	$454,519	$1,123,228	$4,914	(b)	$1,582,661

Alfred G. Merriweather (Sr. VP, Finance and Chief Financial Officer)	2008	$289,668	$144,124	$5,396	(c)	$439,188
	2007	$275,600	$161,946	$5,397	(d)	$442,943
	2006	$259,615	$210,719	$4,901	(e)	$475,235

Christos J. Petropoulos, Ph.D. (VP, Research and Development, Virology and Chief Scientific Officer)	2008	$281,200	$178,417	—		$459,617
	2007	$280,885	$258,836	$254	(f)	$539,975
	2006	$272,846	$383,458	$250	(f)	$656,554

William J. Welch (Sr. VP and Chief Commercial Officer)	2008	$309,704	$190,651	$23,875	(g)	$524,230
	2007	$297,150	$215,495	$43,875	(h)	$556,520
	2006	$282,846	$271,134	$70,214	(i)	$624,194

Michael P. Bates, M.D. (VP, Clinical Research)	2008	$315,792	$161,046	$5,125	(b)	$481,963
	2007	$291,800	$181,497	$4,129	(j)	$477,426

(a)	Represents the compensation expense related to all outstanding options that we recognized for the years ended December 31, 2008, 2007 and 2006, respectively, under Statement of Financial Accounting Standards No. 123R (SFAS123R), adjusted to exclude estimates of forfeitures. This expense is determined by computing the fair value of each option on the grant date in accordance with SFAS 123R and recognizing that amount as expense ratably over the option vesting term and accordingly includes the portion of options granted in previous years, that vested in 2008, 2007 or 2006, as applicable. The assumptions used to calculate the value of option awards are set forth under Note 8 of the Notes to the Financial Statements included in the Company’s Annual Report on Form 10-K for fiscal 2008 filed with the SEC on February 13, 2009 and on Form 10-K for fiscal 2007 filed with the SEC on March 12, 2008.
(b)	Consists of matching payments under our 401(k) plan in the form of shares of our Common Stock.
(c)	Consists of $5,125 of matching payments under our 401(k) plan in the form of shares of our Common Stock and $271 of reimbursement of health club fees in accordance with a benefit program available to all employees.
(d)	Consists of $5,125 of matching payments under our 401(k) plan in the form of shares of our Common Stock and $272 of reimbursement of health club fees in accordance with a benefit program available to all employees.
(e)	Consists of $4,648 of matching payments under our 401(k) plan in the form of shares of our Common Stock and $253 of reimbursement of health club fees in accordance with a benefit program available to all employees.
(f)	Consists of reimbursement of health club fees in accordance with a benefit program available to all employees.

(g)	Consists of $3,875 of matching payments under our 401(k) plan in the form of shares of our Common Stock and $20,000 in mortgage assistance payments, related to Mr. Welch’s relocation to the San Francisco Bay Area.
(h)	Consists of $3,875 of matching payments under our 401(k) plan in the form of shares of our Common Stock and $40,000 in mortgage assistance payments, both related to Mr. Welch’s relocation to the San Francisco Bay Area.
(i)	Consists of $3,664 of matching payments under our 401(k) plan in the form of shares of our Common Stock, $6,550 in moving costs and $60,000 in mortgage assistance payments, both related to Mr. Welch’s relocation to the San Francisco Bay Area.
(j)	Consists of $3,875 of matching payments under our 401(k) plan in the form of shares of our Common Stock and $254 of reimbursement of health club fees in accordance with a benefit program available to all employees.

GRANT OF PLAN-BASED AWARDS

We determined option grants by reference to our own capitalization structure and to internally generated benchmarks that we have established to determine appropriate levels of stock option grants for our employees. The following table shows for the fiscal year ended December 31, 2008, certain information regarding grants of plan-based awards to the Executive Officers:

GRANT OF PLAN-BASED AWARDS IN FISCAL 2008

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)(a)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
William D. Young	3/13/2008	58,333	$6.90	$262,395
Alfred G. Merriweather	3/13/2008	20,832	$6.90	$93,713
Christos J. Petropoulos, PhD	3/13/2008	12,499	$6.90	$56,228
William J. Welch	3/13/2008	20,832	$6.90	$93,713
Michael P Bates, Dr.	3/13/2008	19,166	$6.90	$86,213

(a)	These options vest in accordance with our normal vesting schedule which is 25% after twelve months and then in equal monthly increments over the remaining three years of a four year vesting term.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table shows for the fiscal year ended December 31, 2008, certain information regarding outstanding equity awards at fiscal year end for the Executive Officers.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2008

	Option Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)		Option Expiration Date
William D. Young	—	58,333	$6.90		3/12/2016
	50,000	—	$9.06		6/19/2013
	33,333	16,666	$9.72		4/6/2014
	21,874	28,125	$11.28		3/28/2015
	257,811	17,188	$13.68		3/1/2013
	37,083	—	$15.42		2/20/2012
	49,999	—	$18.00		3/16/2014
	41,666	—	$18.84		11/11/2009
	41,666	—	$18.84		11/10/2009
	24,999	—	$18.84		11/1/2009
	10,833	—	$19.32		7/15/2011
	24,999	—	$36.00		1/31/2011

Alfred G. Merriweather	—	20,832	$6.90		3/12/2016
	11,111	5,555	$9.72		4/6/2014
	7,291	9,374	$11.28		3/28/2015
	39,061	2,605	$13.68		3/1/2013
	21,249	—	$7.44	(a)	1/6/2013
	35,416	—	$8.28	(a)	5/5/2013
	21,250	—	$11.28	(a)	2/6/2014
	28,333	—	$16.26	(a)	12/19/2011

Christos J. Petropoulos, Ph.D.	—	12,499	$6.90		3/12/2016
	8,332	—	$9.06		6/19/2013
	11,110	5,556	$9.72		4/6/2014
	7,291	9,375	$11.28		3/28/2015
	93,749	6,250	$13.68		3/1/2013
	9,373	—	$15.42		2/20/2012
	12,499	—	$18.00		3/16/2014
	2,499	—	$19.32		7/15/2011
	721	—	$22.20		2/8/2010
	3,333	—	$22.20		2/7/2010
	962	—	$32.40		3/30/2009
	5,833	—	$36.00		1/31/2011

William J. Welch	—	20,832	$6.90		3/12/2016
	19,444	9,722	$9.72		4/6/2014
	7,291	9,375	$11.28		3/28/2015
	41,666	8,334	$14.64		8/30/2013

Michael P. Bates, M.D.	—	19,166	$6.90		3/12/2016
	2,500	—	$7.62		3/18/2013
	3,332	—	$9.06		6/19/2013
	13,888	6,944	$9.72		4/6/2014
	7,291	9,375	$11.28		3/28/2015
	46,874	3,125	$13.68		3/1/2013
	1,166	—	$15.42		2/20/2012
	8,333	—	$18.00		3/16/2014
	1,166	—	$19.32		7/15/2011
	5,832	—	$48.00		1/16/2011

(a)	Upon exercise of these assumed ACLARA BioSciences, Inc. (“ACLARA”) stock options, Mr. Merriweather will be entitled to receive a payment of $5.28 per share as payment in lieu of receiving contingent value rights, or CVRs, issued to holders of ACLARA common stock in connection with the Company’s merger with ACLARA in December 2004.

OPTION EXERCISES AND STOCK VESTED

None.

EMPLOYMENT, SEVERANCE AND CHANGE OF CONTROL AGREEMENTS

WILLIAM D. YOUNG

We have an amended and restated agreement with William D. Young governing his employment as our Chief Executive Officer. This agreement provides for a base salary initially of $449,100 per year, plus a yearly incentive bonus as part of our bonus program based on objectives established by the board of directors after consultation with Mr. Young.

Our agreement with Mr. Young specifies that Mr. Young’s employment is at-will. If we terminate his employment for any reason other than for cause, including in the context of a change of control, however, or if his employment is terminated as a result of death or permanent disability, we have also agreed to continue to pay him his base salary, at the level in effect at the time of termination, for an additional twelve months. If Mr. Young elects to continue his health insurance under the Consolidated Omnibus Budget Reconciliation Act, or COBRA, following the termination of his employment, then we will pay Mr. Young’s monthly premium under COBRA until the earliest of (a) twelve months or (b) the expiration of Mr. Young’s continuation coverage under COBRA. Upon a specified termination, Mr. Young will be entitled to receive a severance payment equal to (i) the greater of his annual salary for 2008 or his then current base salary, plus (ii) in certain circumstances, the amount of the target bonus established for Mr. Young for the last completed fiscal year immediately preceding the termination.

EXECUTIVE SEVERANCE AGREEMENTS AND STOCK OPTION ACCELERATION PROVISIONS

We have entered into executive severance benefits agreements, with each of our executive officers other than Mr. Young. Upon a specified termination, an executive will be entitled to receive a severance payment equal to (a) the greater of the executive’s annual salary for 2008 (or initial salary, for new executives) or the executive’s annual base salary for the last completed fiscal year immediately preceding the termination, plus (b) the amount of the target bonus established for the executive for the last completed fiscal year immediately preceding the termination. If the executive elects to continue his health insurance under COBRA following the termination of his employment, then the Company shall pay the executive’s monthly premium under COBRA until the earliest of (i) twelve months or (ii) the expiration of the executive’s continuation coverage under COBRA.

The stock option agreements we have entered into with our executive officers in connection with stock option grants made to them under the 2004 Equity Incentive Plan (the “2004 Plan”) provide for accelerated vesting of the stock option if the executive is terminated without cause or for good reason as of, or within thirteen months after, a change in control. Options granted to executives under our 2000 Equity Incentive Plan, pursuant to the terms of that plan, are also subject to accelerated vesting if the executive is terminated without cause or for good reason as of, or within thirteen months after, a change in control.

POTENTIAL PAYOUTS UPON TERMINATION OR CHANGE IN CONTROL

The table below shows the potential payments and benefits to which each Executive Officer would be entitled under the executive severance benefits agreements, and stock option acceleration provisions described above and, in the case of Mr. Young, his employment agreement. The amounts shown in the table assume that termination was effective as of December 31, 2008, and that all eligibility requirements under the executive severance benefits agreements, as amended, or applicable employment agreement were met.

Name	Benefits	Termination without Cause or Constructively Terminated
		Within the Context of Change in Control	Outside the Context of Change in Control
William D. Young	Cash severance and bonus	$673,650	$673,650
	Medical benefits	$16,685	$16,685
	Stock option vesting acceleration (a)	$9	$9
	Total	$715,294	$715,294

Alfred G. Merriweather	Cash severance and bonus	$377,000	—
	Medical benefits	$16,685	—
	Stock option vesting acceleration (a)	$3	—
	Total	$393,688	—

Christos J. Petropoulos, PhD	Cash severance and bonus	$365,560	—
	Medical benefits	$16,685	—
	Stock option vesting acceleration (a)	$2	—
	Total	$382,247	—

William J. Welch	Cash severance and bonus	$403,000	—
	Medical benefits	$16,685	—
	Stock option vesting acceleration (a)	$3	—
	Total	$419,688	—

Michael P. Bates, MD	Cash severance and bonus	$410,800	—
	Medical benefits	$16,685	—
	Stock option vesting acceleration (a)	$3	—
	Total	$427,488	—

(a)	Represents the value of the portion of the stock option that is assumed to be accelerated, calculated using a Black-Scholes option valuation method.

DIRECTOR COMPENSATION

The following table shows for the fiscal year ended December 31, 2008, certain information with respect to the compensation of all non-employee directors of the Company:

DIRECTOR COMPENSATION FOR FISCAL 2008

Name	Fees Earned or Paid in Cash(a) ($)	Option Awards(b) ($)	Total ($)
Thomas Baruch (c)	$5,000	—	$5,000
William Jenkins, M.D.	$44,500	$18,525	$63,025
Edmon R. Jennings	$33,500	$18,525	$52,025
Cristina H. Kepner	$45,500	$18,525	$64,025
John D. Mendlein, J.D., Ph.D.	$30,000	$18,525	$48,525
David H. Persing, M.D., Ph.D.	$29,500	$18,525	$48,025
Christine A. White, M.D.	$10,000	$1,881	$11,881

(a)	Represents retainer, committee and meeting fees.
(b)	Amounts shown do not reflect compensation actually received by the directors. Instead, the amounts shown are the compensation costs recognized by the Company in fiscal 2008 for option awards as determined pursuant to Statement of Financial Accounting Standards No. 123 (R), or FAS 123(R), adjusted to exclude estimates of forfeitures. The assumptions used to calculate the value of option awards are set forth under Note 8 of the Notes to the Financial Statements included in Monogram’s Annual Report on Form 10-K for fiscal 2008 filed with the SEC on February 13, 2009.
(c)	Effective March 11, 2008, Mr. Baruch resigned as a member of our board of directors.

Each of our non-employee directors received an annual retainer of $20,000 in 2008, paid in equal quarterly installments. Additionally, each non-employee director received a fee of $2,000 for each board of directors meeting attended in person ($3,000 for directors residing outside of the U.S.), a fee of $500 for each board of directors meeting attended by phone and a fee of $500 for each committee meeting attended by committee members. In 2008, the total cash compensation paid to non-employee directors was $198,000, which included a $5,000 annual retainer for the chair of the Audit Committee and an annual retainer of $10,000 for the chair of the Compensation Committee. The members of the board of directors are also eligible for reimbursement for their expenses incurred in attending board of directors meetings in accordance with our policy.

All of our directors are eligible to participate in the 2004 Plan. Option grants to non-employee directors are discretionary. However, the board of directors has adopted a policy pursuant to which it makes initial grants of stock options to new non-employee directors at their time of election to the board of directors, and, on an annual basis, grants stock options to its continuing non-employee directors. During the fiscal year ended December 31, 2008, we granted each of our six continuing non-employee director’s options to purchase 20,831 shares of Common Stock. These options vest monthly over a one-year period; provided that the vesting may accelerate and all shares subject to the options may become immediately exercisable in the event of a Company change in control.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

TRANSACTIONS WITH RELATED PERSONS

Indemnity Agreements

We have entered into indemnity agreements with each of our officers and directors which provide, among other things, that we will indemnify those officers or directors, under the circumstances and to the extent provided for therein, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company, and otherwise to the fullest extent permitted under Delaware law and the Company’s Bylaws. We also intend to enter into these agreements with our future directors and officers.

RELATED-PERSON TRANSACTIONS POLICY AND PROCEDURES

It is our practice and policy to comply with all applicable laws, rules and regulations regarding related-person transactions, including the Sarbanes-Oxley Act of 2002 and the NASDAQ listing standards. A related-person is any executive officer, director, or more than 5% stockholder of the Company, including any of their immediate family members, and any entity owned or controlled by such persons. Under its charter, our Audit Committee is charged with reviewing and approving all related-person transactions, as required by the NASDAQ rules. In considering related-person transactions, the Audit Committee takes into account the relevant available facts and circumstances. In the event a director has an interest in the proposed transaction, the director must recuse himself or herself from the deliberations and approval. We have not yet adopted a written related-person transactions policy.

ANNEX II

L a z a r d	Lazard Freres & Co, LLC
FOUR EMBARCADERO CENTER
SAN FRANCISCO, CA 94111
PHONE 415-623-5000
FAX 415-421-5050
www.lazard.com

June 22, 2009

The Board of Directors

Monogram Biosciences, Inc.

345 Oyster Point Blvd.

South San Francisco, CA 94080

Dear Members of the Board:

We understand that Monogram Biosciences, Inc., a Delaware corporation (“Company”), Laboratory Corporation of America, a Delaware corporation (“Parent”), and Mastiff Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which (i) Merger Sub would commence a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.001 per share, of Company (“Company Common Stock”) for $4.55 per share, net to the seller in cash, without interest (the “Consideration”), and (ii) subsequent to the consummation of the Tender Offer, Merger Sub would be merged with and into the Company in a merger (the “Merger”) in which each share of Company Common Stock not acquired in the Tender Offer, other than any shares of Company Common Stock owned by Parent, Merger Sub, any wholly owned subsidiary of Parent or Company immediately prior to the effective time of the Merger, or any shares of Company Common Stock owned by holders that properly demand appraisal rights under Delaware law (the “Excluded Holders”), shall be automatically converted into and become the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the “Transaction”. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to the holders of Company Common Stock (other than the Excluded Holders (as defined above)) of the Consideration to be paid to such holders in the Transaction.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft dated, June 19, 2009, of the Agreement;

(ii)	Analyzed certain publicly available historical business and financial information relating to Company;

(iii)	Reviewed various financial forecasts and other data provided to us by Company relating to the business of Company;

(iv)	Held discussions with members of the senior management of Company with respect to the business and prospects of Company;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of Company;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of Company;

(vii)	Reviewed historical stock prices and trading volumes of Company Common Stock; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

L a z a r d

The Board of Directors

Monogram Biosciences, Inc.

June 22, 2009

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of Company or concerning the solvency or fair value of Company, and we have not been furnished with such valuation or appraisal. With your consent, for purposes of our opinion, we have used the “base case” financial forecasts provided by management and not the “upside case” financial forecasts provided by management to potential buyers. With respect to such “base case” financial forecasts, we have assumed, with your consent, that they have been reasonably prepared, and have been advised by management of the Company that they reflect the best currently available estimates and judgments of the management of Company as to the future financial performance of Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Company Common Stock may trade at any time subsequent to the announcement of the Transaction.

In rendering our opinion, we have assumed, with your consent, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of Company have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with your consent, that obtaining the necessary regulatory or third party approvals and consents for the Transaction will not have an adverse effect on Company or the Transaction. We do not express any opinion, as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including without limitation, the tender and support agreements entered into by any directors or officers. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Consideration or otherwise.

Lazard Frères & Co, LLC is acting as financial advisor to Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the closing of the Transaction. We in the past have provided investment banking services to Company, for which we have received compensation. In addition, in the ordinary course of their respective businesses, Lazard Frères & Co. LLC and LFCM Holdings LLC (an entity indirectly owned in large part by managing directors of Lazard Frères & Co. LLC) and our respective affiliates may actively trade securities of Company and/or the securities of Parent for their own accounts and for the accounts of their customers and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by the Opinion Committee of Lazard Frères & Co. LLC.

Our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which Company might engage or the merits of the underlying decision by Company to engage in the Transaction.

L a z a r d

The Board of Directors

Monogram Biosciences, Inc.

June 22, 2009

Our engagement and the opinion expressed herein are for the benefit of the Board of Directors of Company and our opinion is rendered to the Board of Directors of Company in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be paid to holders of Company Common Stock (other than the Excluded Holders) in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

LAZARD FRERES & CO. LLC

By	/s/ DAVID LOW
David Low
Managing Director

ANNEX III

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW RIGHTS OF APPRAISAL

Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of

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incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is

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otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

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(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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